UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Registrant’s telephone number, including area code)

Class A, Class B, Class C and Class D Units

(Title of each class of securities issued pursuant to Regulation A)

IRON BRIDGE MORTGAGE FUND, LLC

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

2

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K (the “Form 1-K”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our Offering Circular dated March 19, 2025, as amended and supplemented to date (the “Offering Circular”). These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-K are made as of the date of this Form 1-K, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-K are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-K with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-K are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation could be material.

3

ITEM 1 BUSINESS

Overview

The Company was formed in 2009 as an Oregon limited liability company for the purpose of making commercial purpose loans (“Portfolio Loans”) by lending funds to real estate investors (“Portfolio Borrowers”) to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate (“Projects”) throughout the United States. The Company has no employees and is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”), which is owned by Gerard Stascausky and operated by Gerard Stascausky (the “Managing Director”). The Company may lease certain employees from the Manager from time to time, and the amount of any employee leasing payments made are deducted from the loan servicing fees payable to the Manager. Gerard Stascausky brings to the Company over 15 years of investment banking experience, over 20 years of distressed real estate investment experience, and over 17 years of private real estate lending experience. The Manager provides Portfolio Loan origination and servicing services to the Company. See “Item 3 Directors and Officers” on Page 37 of this Form 1-K.

The Company’s primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company’s primary sources of investment capital are its membership interests (“Equity Program”), and secured or unsecured revolving lines of credit or other borrowings with bank lenders (“Bank Borrowings”), each as discussed in greater detail below. All operating expenses are paid from investment profits distributable to Equity Program investors after interest expense is paid on Bank Borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

In September 2024, the Company organized a new wholly-owned taxable REIT subsidiary, Iron Bridge Mortgage Fund 2, LLC (“IBMF 2”). This subsidiary was created to facilitate the programmatic sale of mortgage loans, which is not permitted in a traditional REIT structure. The Company anticipates IBMF 2 to be additive to the Company’s earnings. As of December 31, 2024, IBMF 2 had not made or sold loans or engaged in any other material business activities.

The Company’s investments are exclusively in non-owner occupied real estate loans, and to a much smaller extent Real Estate Owned assets, as discussed in greater detail below. The Company does not originate new owner-occupied residential loans of any kind.

REIT Status

The Company has elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Code, commencing with its taxable year ended December 31, 2022. A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. The entity must make a special election under the Internal Revenue Code of 1986, as amended (the “Code”) to be treated as a corporation taxed as a REIT.

Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. Generally, the benefits of investing in a REIT include (i) 20% 199A tax deduction for taxable investors; (ii) no unrelated business taxable income (UBTI) tax for tax advantaged investors, (iii) simplified annual tax reporting form 1099-DIV, and (iv) investor state taxation based on the investor’s state of residence (no multi-state tax filing requirements).  However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

4

Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property.  It also must be beneficially owned by 100 or more persons, and have not more than 50% in value of its outstanding stock owned, directly or indirectly, by five or fewer individuals, as determined under the Code.  The Company must also make a special election under the Code to be treated as a corporation taxed as a REIT, which the Company did on its 2022 tax return.   The Company’s failure to qualify as a REIT would cause us to be treated as a regular corporation subject to U.S. federal income tax and potentially state and local tax.

In addition to the above requirements, to obtain the favorable tax treatment accorded to REITs, the Company normally will be required each year to distribute to members at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains.  In the event regular distributions are insufficient to meet the distribution requirements applicable to a REIT, the Company alternatively may arrange for borrowings in order to maintain its REIT status, issue a qualifying distribution of additional equity, or take advantage of “consent dividend” procedures in which the Company is deemed to have distributed, and the Company’s members would be deemed to have received, taxable dividends without the payment of actual cash.  Failure to make required distributions may result in additional taxes and penalties to the Company.

Company Vision

We believe that the real estate finance industry is in the process of a major transformation that should create significant value for borrowers, investors and real estate finance companies. Technology and new securities laws should drive increased efficiency. For borrowers, this should mean lower interest rates and better service. For investors, this should mean superior risk-adjusted returns that are not available in the public markets. And for the innovative companies that lead this change, it should mean an opportunity to create value while effectively managing risk.

Background and Strategy

Real estate finance markets are highly fragmented, with numerous large, mid-size, and small lenders and investment companies, such as banks, savings and loan associations, credit unions, insurance companies, institutional lenders and private lenders all competing for investment opportunities. Many of these market participants experienced losses in the real estate market, which started to decline in 2006 and reached its bottom in 2012. As a result of credit losses and restrictive government oversight, many of these financial institutions are not participating in this market to the extent they had before the credit crisis. In addition, it appears that the number of banks and other institutional lenders willing to lend for the acquisition and rehabilitation of commercial and residential investment properties has decreased. In particular, we believe that banks and other institutional lenders are generally more reluctant to lend money secured by residential property until the property is constructed or fully renovated and either rented or ready for purchase by an owner-occupant. Rehabbers and developers particularly rely on private lending sources such as the Company to fill the need for financing between the time a property is purchased and the time, after construction or rehabilitation, when it is ready to be rented or sold. We believe the Company fills a significant gap by providing much needed financing of this type for areas with a growing need for such financing, and that profitable investment opportunities will be available to the Company based on the fragmented nature of the rehab lending market and the limited competition from banks and other institutional lenders.

Why Private Lending Offers Asymmetrical Investment Returns

The Company believes that its Portfolio Loan investments can earn a higher rate of return per unit of risk compared to public market investments (e.g., publicly-traded stocks and bonds) because the private lending markets in which it operates are less efficient than public markets. The efficient market theory generally assumes two things: (1) information is ubiquitous and (2) capital moves freely. These two assumptions are important in understanding why we believe that the private lending industry can produce asymmetrical investment returns, which can be defined simply as higher rates of investment return per unit of risk than the efficient market theory would suggest.

5

The first assumption, “information is ubiquitous,” generally means that all investors know about all investments available and have analyzed all the information available related to those investments. In the public markets this assumption is often true. For example, large investment funds with billions of dollars in investment capital often employ large staffs of analysts, each dedicated to specific industries or companies. The public companies they analyze are generally required by law to disclose material information to the public in a timely manner. When new information is made available, these analysts can quickly assimilate the information and invest accordingly. These conditions make information ubiquitous in the public markets, but these conditions generally do not hold true in the private lending industry for rehab and new construction projects.

The second assumption, “capital moves freely,” generally means that investors are able and motivated to allocate capital among investment opportunities in a way that always maximizes the investment return per unit of risk. Again, in the public markets, this assumption is often true. For example, large investment funds are generally competing to attract investment capital by earning a superior investment return relative to their peers and are therefore motivated to reallocate investment capital in order to maximize investment returns. In addition, the public markets are generally liquid and allow these institutional investors to buy and sell quickly with minimal transactional costs. These conditions allow capital to move freely in the public markets, but these conditions generally do not exist in the private lending industry for rehab and new construction projects.

By comparison, within the private lending industry information generally is not ubiquitous and capital generally does not move freely. For example, private lenders in Colorado or Texas may not necessarily know about lending opportunities in Oregon or Washington. Moreover, even if those private lenders were made aware of these lending opportunities, the private lenders may not be interested or structurally capable of evaluating and funding the loans in the timeframes required. Further, capital generally does not move freely in the private lending industry for rehab and new construction projects. For example, the largest lenders in the real estate industry are banks, which are both government regulated and structurally challenged to move quickly. Government regulations often dissuade banks from pursuing certain types of profitable loans in order to comply with larger risk management overlays. The banks are also often structured in ways that make them relatively slow in analyzing and funding loans. What this means is that the private lending industry for rehab and new construction projects is fragmented and relatively inefficient and does not comply with the efficient market theory’s assumptions of ubiquitous information flow and free movement of capital. This inefficiency provides an opportunity for participants in the private lending industry to earn asymmetrical investment returns, or, in other words, a higher rate of return per unit of risk versus public market investments as indicated in the following graph.

Defensive Attributes of the Company’s Business Model

While there can be no guaranty that investors in the Company will not suffer a loss on their investment, we believe that the Company’s business model has certain defensive attributes that may allow the Company to perform relatively well in adverse economic environments. The following is a list of defensive business model attributes that we believe have allowed the Company to earn an attractive investment return with no loss to investors from Company inception (2009) through the date of this Offering Circular. However, there can be no assurance that these attributes would provide the same level of protection in the future.  Financial results as of and for the period ended December 31, 2024 have been audited.

The Company does not rely on increases or decreases in real estate prices. The Company’s investment returns are primarily derived from the interest payments and fees paid by the Company’s Portfolio Borrowers who have generally demonstrated an ability to find profitable projects in various economic environments. We believe this is one of the reasons why the Company’s profitability and investor returns have remained stable through depreciating, flat and appreciating real estate markets since 2009.

The Company generally makes short term loans of 12 months or less that enable both the Company and its Portfolio Borrowers to adapt quickly to changing economic conditions. For example, if real estate prices soften and resale activity slows down, some of our Portfolio Borrowers may break even or lose money on current Projects because their estimated resale prices may prove to have been too optimistic. However, because these are short-term Projects with defined exit strategies, our Portfolio Borrowers are often able to adapt quickly by buying the next Project at a lower price to account for changing market conditions.

6

Changes in interest rates do not require the Company to reprice its Portfolio Loans, minimizing interest rate risk. The Company has the intent and ability to hold its Portfolio Loans to maturity. Therefore, Portfolio Loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Changes in interest rates do not require the Company to reprice its Portfolio Loans. However, changes in interest rates can create reinvestment risk related to changes in the rate of return available on new Portfolio Loans made by the Company.

The Company’s Portfolio Borrowers are more price setters than price takers. Because our Portfolio Borrowers’ Projects are short-term, and their profits come primarily from the value-added improvements made to the Project, we believe our Portfolio Borrowers are more sensitive to completing and selling their Projects quickly than they are to the current trend in real estate prices. For example, between 2009 and 2012, when real estate prices were in decline, many of the Company’s Portfolio Borrowers were buying properties from foreclosure auctions at very low prices, rehabbing the houses, and then listing the houses for sale at prices that were often lower than competing listings, resulting in quick sales.

The Company’s loan portfolio is primarily secured by residential real estate, which we believe to be a more defensive asset class relative to assets correlated to other sectors of the economy. Real estate is a well-known inflation hedge, but what’s more important is that, in our view, the Federal Reserve and other policymakers are likely to prioritize the health of the residential real estate market over other sectors of the U.S. economy. The simple reason is that consumption is approximately 70% of U.S. gross domestic product and housing is the largest single investment for most consumers. Accordingly, we believe that it is unlikely that policymakers will allow the residential real estate market to suffer for an extended period without taking action. The same cannot be said for other sectors of the economy. For example, the oil and gas industry experienced a major decline in energy prices during 2014 and 2015 that led to significant capital spending reductions and industry layoffs. However, from an economic perspective the benefits of lower energy prices transmitted through increased consumer spending generally appeared to offset the negative effects of oil industry contraction on the overall economy.

The Company’s business model generates strong and stable monthly recurring revenues, which means the Company is well positioned to cover interest payments. For the 12 months ended December 31, 2024 the Company generated $14,966,034 in total income available to pay interest expense and equity Preferred Returns. With average portfolio leverage of 43.3%, the Company paid interest expense of $4,162,572 related to Bank Borrowings. The Company paid Preferred Returns of $801,145 related to Class D Units, $1,653,510 related to Class C Units and $1,931,419 related to Class B Units. Total income was 3.6 times the amount necessary to pay interest expense related to Bank Borrowings; 3.0 times the amount necessary to pay the interest expense and Preferred Returns related to Bank Borrowings and Class D Units combined; 2.3 times the amount necessary to pay the interest expense and Preferred Returns related to Bank Borrowings, Class D Units and Class C Units combined, and; 1.8 times the amount necessary to pay the interest expense or Preferred Returns related to Bank Borrowings, Class D Units, Class C Units and Class B Units combined.

In these calculations, the Preferred Return payable to Class D Unitholders is combined with the interest payable on Bank Borrowings because Bank Borrowings have a senior security interest to Class D Unitholders. Similarly, the Preferred Return payable to Class C Unitholders is combined with Preferred Return payable to D Unitholders and interest payable on Bank Borrowings because Class D Unitholders and Bank Borrowings have a senior interest to Class C Unitholders, and the Preferred Return payable to Class B Unitholders is combined with Preferred Return payable to Class C and Class D Unitholders and interest payable on Bank Borrowings because Class C and Class D Unitholders and Bank Borrowings have a senior interest to Class B Unitholders. We believe that this level of coverage provides Unitholders in each of Class B, Class C and Class D a significant layer of protection that should help safeguard investor capital during an adverse economic event. See “Analysis of Interest and Preferred Return Coverage” on Page 22 for additional details.

7

Investor capital is further protected by the value of the real estate collateral. Cumulative loan-to-value is the value of the equity investment plus any senior debt or equity divided by the estimated “as-is” real estate collateral value ($185.4 million as of December 31, 2024). As of December 31, 2024:

•	The loan-to-value of Bank Borrowings equaled 32% or $59.0 million in Bank Borrowings divided by the estimated “as-is” real estate collateral value of $185.4 million;
•

Cumulative loan-to-value of Class D Units equaled 39% or $72.5 million (the sum of $13.5 million in Class D Units, plus $59.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $185.4 million;

•

Cumulative loan-to-value of Class C Units equaled 54% or $99.6 million (the sum of $27.1 million in Class C Units, plus $13.5 million in Class D Units, plus $59.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $185.4 million;

•

Cumulative loan-to-value of Class B Units equaled 65% or $120.0 million (the sum of $20.4 million in Class B Units, plus $27.1 million in Class C Units, plus $13.5 million in Class D Units, plus $59.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $185.4 million; and

•

Cumulative loan-to-value of Class A Units equaled 68% or $125.3 million (the sum of $5.3 million in Class A Units, plus $20.4 million in Class B Units, plus $27.1 million in Class C Units, plus $13.5 million in Class D Units, plus $59.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $185.4 million.

Cumulative Asset Coverage is the estimated “as-is” real estate collateral value ($185.4 million as of December 31, 2024) divided by the equity and any senior debt or equity. As of December 31, 2024:

•	Bank Borrowings equaled 3.14 times or $185.4 million in estimated “as-is” real estate collateral value divided by $59.0 million in Bank Borrowings;
•

Class D Units equaled 2.56 times or $185.4 million in estimated “as-is” real estate collateral value divided by $72.5 million (the sum of $13.5 million in Class D Units, plus $59.0 million in Bank Borrowings);

•

Class C Units equaled 1.86 times or $185.4 million in estimated “as-is” real estate collateral value divided by $99.6 million (the sum of $27.1 million in Class C Units, plus $13.5 million in Class D Units, plus $59.0 million in Bank Borrowings);

•

Class B Units equaled 1.54 times or $185.4 million in estimated “as-is” real estate collateral value divided by $120.0 million (the sum of $20.4 million in Class B Units, plus $27.1 million in Class C Units, plus $13.5 million in Class D Units, plus $59.0 million in Bank Borrowings); and

•

Class A Units equaled 1.48 times or $185.4 million in estimated “as-is” real estate collateral value divided by $125.3 million (the sum of $5.3 million in Class A Units, plus $20.4 million in Class B Units, plus $27.1 million in Class C Units, plus $13.5 million in Class D Units, plus $59.0 million in Bank Borrowings). See “‘As-Is’ Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 43 for additional information regarding loan-to-value analysis and the method of estimating “as-is” value.

Portfolio Loan Characteristics

Project Type. The primary focus of the Company’s lending activities is on single-family residential rehab and new construction projects. As described above, the Company believes that this market is underserved by banks and other institutional lenders. In addition, the relatively short-term nature of these projects (12 months or less) allows the Company and its Portfolio Borrowers to adjust quickly to changing market conditions.

8

The following table provides information about the distribution of the Company’s loan portfolio by project type segmented further by number of loans and the unpaid principal balance (“UPB”) of those loans.

	As of the Year Ended December 31,
	2024	2023
Number of loans
Single-family residential rehab	234	267
Single-family residential new construction	10	26
Multi-family residential rehab	0	1
Multi-family residential new construction	0	0
Commercial	0	0
Land entitlements	0	1

Percentage of UPB
Single-family residential rehab	93%	89%
Single-family residential new construction	7%	11%
Multi-family residential rehab	0%	<1%
Multi-family residential new construction	0%	0%
Commercial	0%	0%
Land entitlements	0%	<1%

During the residential real estate downturn from 2009 through 2012, the Company only made residential rehab loans on existing single family properties. From 2013 through 2015, the Company modestly increased the amount of loans it made for single-family and multi-family new construction. This trend reflected the general improvement in the real estate market over that time and a corresponding shift in the business models of our borrowers from fixing distressed properties purchased through foreclosure sales or from bank owned inventory to more value-added projects, such as square footage additions or new construction. During 2015, 2016 and 2017, the Company’s single-family and multi-family new-construction loans, in aggregate, remained consistent at less than 25% of loan portfolio UPB. From 2018 through 2024, the Company made fewer new construction loans in favor of more residential rehab loans. At December 31, 2024, Company’s single-family new-construction and multi-family new-construction loans, in aggregate, were equal to 7% of UPB. The Company believes that the real estate securing residential rehab loans is generally more secure compared to the real estate securing new construction loans because, on average, the amount of construction funds required to complete rehab projects is less, the time to complete a rehab project is shorter, and rehab projects usually come with an existing certificate of occupancy allowing the owner to more easily rent the property in an adverse economic environment.

It is important to point out that the Company does not make loans for land entitlement purposes only. Any land entitlement loans represent phase one of two phase projects that require land entitlement to be completed prior to new construction commencing on either single-family or multi-family residential structures.

Geographical Distribution. The Company continues to experience steady loan demand and stable real estate resale activity. However, the real estate markets it serves can be affected by both regional economics and macro-economic cycles. For this reason, the Company believes that increasing its geographic diversification and having the ability to rebalance its loan portfolio between geographies is important to effectively manage risk.

9

The following table provides the geographic distribution of the Company’s loan portfolio by state segmented further by the number and UPB of loans that were active at the end of the period and those loans that paid off during the period.

	As of the Year Ended December 31,
	2024	2023
Arizona
Number of active loans, end of period	4	9
Percentage of total UPB	1%	2%
California
Number of active loans, end of period	143	130
Percentage of total UPB	72%	63%
Colorado
Number of active loans, end of period	9	13
Percentage of total UPB	7%	7%
D.C. – Washington
Number of active loans, end of period	0	1
Percentage of total UPB	0%	<1%
Florida
Number of active loans, end of period	10	6
Percentage of total UPB	3%	1%
Georgia
Number of active loans, end of period	2	4
Percentage of total UPB	1%	1%
Maryland
Number of active loans, end of period	2	13
Percentage of total UPB	1%	2%
Missouri
Number of active loans, end of period	1	15
Percentage of total UPB	1%	1%
North Carolina
Number of active loans, end of period	16	16
Percentage of total UPB	2%	2%
Oregon
Number of active loans, end of period	20	42
Percentage of total UPB	6%	12%
Tennessee
Number of active loans, end of period	0	1
Percentage of total UPB	0%	<1%
Texas
Number of active loans, end of period	18	20
Percentage of total UPB	4%	3%
Utah
Number of active loans, end of period	10	10
Percentage of total UPB	3%	2%
Virginia
Number of active loans, end of period	2	4
Percentage of total UPB	1%	1%
Washington
Number of active loans, end of period	7	11
Percentage of total UPB	3%	3%

10

During 2016, the Company maintained stable lending activity across its existing geographies and began lending in Florida, Massachusetts, New Jersey, North Carolina, Oklahoma and South Carolina. During 2017, the Company began lending in Georgia, Tennessee and Virginia. During 2018, the Company began lending in Louisiana and increased its portfolio concentration toward non-judicial foreclosure states. During 2019 and 2020, the Company began lending in the District of Columbia, New Mexico and Utah and further increased its portfolio concentration toward non-judicial foreclosure states. The Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose non-performing loans is less. As of December 31, 2024 and 2023, the percentage of loan portfolio UPB secured by property located in non-judicial states was 95.9% and 99.0%, respectively.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity.

Borrowers. As an asset-based lender, the Company’s underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. We primarily rely on the assessment of the real estate collateral securing the loan as opposed to the credit quality of our Portfolio Borrowers, as the Company believes that the collateral—and at times cross-collateral—securing the Portfolio Loan is the primary source of repayment protection.  However, our underwriting guidelines also consider aspects of the Portfolio Borrowers when assessing whether to extend a Portfolio Loan.

The Company’s Portfolio Borrowers are often comprised of one to three member teams that form a company and take title to Projects in their company name. When assessing potential Portfolio Borrowers, the Company looks at a combination of the credit score for each team member, the experience of each team member, as well as the experience of the team as a whole, and the team members and company’s available liquidity.  The Manager will consider the strength of each of these components, and then determine holistically whether the borrower is of high enough quality to become a Portfolio Borrower. For each Portfolio Borrower, the Company performs a criminal background check, orders a credit report, measures liquidity, interviews the borrower to assess experience level and evaluates the quality of previous work. No one factor will be determinative.  This assessment is conducted at the inception of the first loan and periodically thereafter.

Credit Score.  The Company will usually consider a credit score above 700 for individual team members, or the borrowing entity, positively.

Experience. The team members usually have prior experience in real estate development, construction, finance or sales. For example, a common three-person team might include a real estate agent, general contractor and financier, each contributing their expertise to the team. The real estate agent might be tasked with identifying attractive Projects, making suggestions regarding what capital improvements should be made to the Projects and helping to market and sell the Projects. The contractor might be tasked with assessing the cost, complexity and time necessary to make the planned capital improvements to the Project and managing that construction process. The financier might be tasked with managing the lender relationships, equity investor relationships in the Project, if any, and handling all back office accounting. The Company primarily lends to borrowers who, between all the members of the team, have successfully completed two projects similar to the Project subject to the Project Loan in the last two years.

Liquidity. The Company will request information about the cash held by the borrowing company, and compare that to the amount of cash the Company believes is necessary to complete the Project, without considering the funds made available through the Portfolio Loan. There is no specific formula the Manager uses in making this assessment, but the Manager instead relies on its extensive experience in assessing Project needs with respect to borrowing parties.

11

Between 2009 and 2015, the Company did not pursue a formal marketing or advertising program to grow its base of Portfolio Borrowers. The growth in the number of Portfolio Borrowers came almost exclusively through word of mouth. However, beginning in 2016, the Company implemented a marketing and advertising plan, which has helped the Company identify qualified Portfolio Borrowers and advantageous lending opportunities in each geographic market.

It has been our experience that providing Portfolio Borrowers with exceptional service leads to business referrals, which we believe is the best form of marketing. In addition, because our Portfolio Borrowers are often repeat customers, the value of each Portfolio Borrower relationship is much higher than it would be if the Portfolio Borrowers were not repeat customers.

The following table provides information regarding borrower concentrations as of the dates indicated:

	As of the Year Ended December 31,
	2024	2023
Portfolio Loans	244	295
Portfolio Borrowers	128	165
Average number of loans per borrower	1.9	1.8
Top borrower (percentage of UPB)	8.2%	3.6%
Top 3 borrowers (percentage of UPB)	17.3%	10.3%

Loan Term. All of the Company’s loans are made with maturity dates of 12 months or less. However, it is the Company’s policy to provide borrowers, whose loans are not in default, with six-month loan extensions, as needed, to allow more time to finish projects. We believe the relatively short-term nature of these projects allows the Company and its Portfolio Borrowers to adjust quickly to changing market conditions.

12

The following table sets forth the distribution of loans by age at the dates indicated:

	As of the Year Ended December 31,
	2024	2023
Number of loans
00-06 months	150	171
06-09 months	30	48
09-12 months	20	27
12+ months	44	49
Percentage of unpaid principal balance
00-06 months	62%	55%
06-09 months	12%	19%
09-12 months	9%	9%
12+ months	17%	18%

The loans over twelve months primarily represented larger project sizes that were expected to take longer to complete.

Loan Turnover. The following table provides information associated with the Company’s Portfolio Loan turnover for the periods shown:

	As of or for the Year Ended December 31,
	2024	2023
Loans originated, during period	416	466
Loans paid off, during period	464	445
Loans foreclosed, during period	3	1
Portfolio Loans, end of period	244	295
Total historical payoffs, end of period	4,974	4,507
Total historical originations, end of period	5,218	4,802

Total loan origination and associated Portfolio Loan turnover increased gradually each year from 2013 through 2017 as the Company worked to balance a steady increase in capital formation with quality loan origination. During 2018, the number of loans originated decreased as the Company shifted its origination toward states with larger loan sizes. During 2019 through 2022, the number of loans originated increased as the Company grew its loan portfolio to balance with the issuance of additional Senior Notes (converted to Class D Units in 2022). During 2022, the number of loans originated decreased modestly as the Company slowed its lending activity during the fourth quarter of 2022. During the first quarter of 2023, the number of loans originated was low due to concerns around the health of the residential real estate market, following significant interest rate increases the prior year, but increased throughout the remainder of the year as perceptions regarding the health of the residential real estate market improved.

Loan Size. The following table sets forth the distribution of loans by size (based on the unpaid principal balance) at the dates indicated:

	As of the Year Ended December 31,
	2024	2023
Portfolio unpaid principal balance	$126,111,912	$129,676,027
Average loan size	516,852	439,580
Median loan size	352,521	306,000
$0-$100,000	11	28
$100,001-$200,000	42	55
$200,001-$300,000	45	62
$300,001-$500,000	62	64
$500,001-$1,000,000	48	59
$1,000,001-$1,500,000	27	22
$1,500,001-$2,000,000	7	3
$2,000,001-$2,500,000	2	1
$2,500,001-$3,000,000	0	1

13

The Company saw a modest increase in average and median loan sizes from 2017 through 2024, reflecting the Company’s shift toward west coast states, which have relatively higher priced real estate on average, and the appreciation of the real estate market.

The Company’s objective is to make loans secured by real estate priced in the liquid segments of each geographic market. Therefore, the distribution of loan sizes between time periods largely reflects both changes in real estate prices over time and a mix shift between geographies. While the Company is sensitive to loan size diversification, it does not target a mix of loan sizes.

Portfolio Loan Criteria and Policies

Underwriting. The Company engages in the business of making loans secured by first lien deeds of trust or mortgages that encumber real estate located in the United States, its territories and possessions. The Company may also invest indirectly in a loan by acquiring an ownership interest in an entity formed for the sole purpose of holding a qualifying loan. The Company’s loans are not insured or guaranteed by any governmental agency or private entity.

For each Portfolio Borrower, the Company performs a criminal background check, orders a credit report, measures liquidity, interviews the borrower to assess experience level and evaluates the quality of previous work. The Company also requires each Portfolio Borrower to provide a construction cost budget, detailing the cost and scope of planned capital improvements, and a profit analysis, detailing the borrower’s estimated resale price, total project cost and estimated profit.

As an asset-based lender, the Company’s underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value (LTV) coverage. Specifically, the Company operates under the following underwriting guidelines:

•	the Company does not lend unless secured by a first lien deed of trust or mortgage;

•	the Company does not lend unless the borrower has a clearly defined exit strategy;

•	the Company does not lend without assessing the borrower’s ability and willingness to pay; and

•	the Company does not lend more than 70% of the estimated “after-repair value” of the collateral (70% LTV coverage).

The Company has the sole discretion whether to originate a mortgage loan at a given LTV. Some of the factors considered by the Company when determining the maximum LTV to be extended on a mortgage loan are:

•	age, type, condition, and location of the collateral;

•	borrower creditworthiness and credit history;

•	loan amount and credit terms requested;

•	additional cross-collateralized properties;

•	proposed changes to or reconstruction of the collateral;

•	tenant history and occupancy rate (if applicable); and

•	amount of the interest reserve or construction loan (if any).

14

In determining the value of real estate collateral for purposes of loan underwriting and LTV calculations, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the “after-repair value” of each property. The Company’s “after-repair” value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the collateral after completion of the Project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. Appraisals are recognized in the mortgage banking industry to represent estimates of value, and should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing Portfolio Borrowers with a higher quality of service.

There are no limitations on the types or locations of real estate investment loans within the United States or any requirement for current yield as opposed to overall return. Moreover, the Company’s investment strategy does not seek to balance the investment portfolio by property types, return characteristics or location, but the Company is sensitive to concentration risk. The Manager has the discretion to lend the Company’s assets on both new construction and existing properties.

The Company will not enter into any new commitment to make a loan where the cumulative principal amount of such loan would exceed 10% of the principal value of Portfolio Loans plus cash and cash equivalents of the Company as of the date of such commitment.

The Manager has discretion to amend the Portfolio Loan criteria and policies from time to time. Therefore, in essence, the investment objectives are those defined by the Manager from time to time.

Disbursement of Loan Proceeds

Company loans are funded through an escrow account handled by the Manager or a qualified attorney, title insurance company or escrow company. The escrow agent is instructed not to disburse any funds until the following conditions are met:

•

Satisfactory title insurance coverage has been obtained, except as described in the following paragraph, with the title insurance policy naming the Company as the insured and providing title insurance in an amount equal to the principal amount of the loan. Title insurance insures only the validity and priority of the Company’s deed of trust or mortgage, and does not insure the Company against loss by reason of other causes, such as diminution in the value of the property securing the loan, over-appraisals or borrower defaults. The Company does not intend to arrange for mortgage insurance, which would afford some protection against loss if the Company foreclosed on a loan and there was insufficient equity in the property securing the loan to repay all sums owed.

•

The Company does not intend to arrange for title insurance policies on properties purchased from county auction, in which the borrower is borrowing from the Company under a Master Loan and Security Agreement. In such cases, the Company lends to the borrower during a period in which the borrower has equitable (but not marketable) title, and the Company performs its own title research. Once the Trustee’s Deed or Sherriff’s Deed is received and recorded following the foreclosure sale, the Company’s first lien position is perfected. The Master Loan and Security Agreement cross-collateralizes the loan against other properties owned by the borrower.

•

Satisfactory hazard and liability insurance has been obtained for all loans, or only liability insurance in the event of a loan secured by unimproved land, which insurance shall name the Company as loss payee in an amount equal to the principal amount of the Company’s loan or the replacement value of the property, as dictated by legal statute.

•

All loan documents (notes, deeds of trust, etc.) and insurance policies name the Company as payee and beneficiary or additional loss insured, as applicable. In the event the Company purchases loans, the Company shall receive assignments of all beneficial interest in any document related to each loan so purchased. Company investments in loans may not be held in the name of the Manager or any other nominee.

15

Disbursement of Construction Draws

The Company disburses construction draws to Portfolio Borrowers to pay for planned capital improvements to the real estate collateral based on a pre-defined scope of work, construction budget and time schedule. To mitigate risk in this process, the Company follows certain policies and procedures that incorporate some or all of the following practices. However, it is important to point out that the Company evaluates the risks related to each Project, considering such variables as borrower experience, and Project location, size, timing and scope of work to determine the right combination of practices to follow.

Practices related to disbursement of construction draws include, but are not limited to, the following:

•

Construction Cost Budget – The construction cost budget is a spread sheet provided by the borrower that provides the Company with line item detail related to the planned capital improvements. The construction cost budget is prepared during the underwriting processes, and the borrower will update and submit the construction cost budget with each draw request.

•

Summary Page – The summary page organizes the draw request into two categories: (1) reimbursable expenses to be paid by the Company to the borrower, and (2) direct payments by the Company to contractors and vendors. The Company will reimburse the borrower for completed work as long as the borrower provides proof of payment. The Company will pay contractors and vendor invoices directly for completed work.

•

Conditional Lien Waivers – Conditional lien waivers are legal agreements provided by contractors and material vendors to the Company or the borrower. The contractor or vendor agrees to waive its right to file a mechanics lien against the property for work performed through a specific date conditioned upon the receipt of a specific payment amount.

•

Final Lien Waivers – Final lien waivers are legal agreements provided by contractors and material vendors to the Company or the borrower. The contractor or vendor agrees to waive its right to file a mechanics lien against the property for all work performed on the property, conditioned upon the receipt of a final payment amount.

•

Property Inspections – The Company orders property inspections by qualified third party inspectors to evaluate the amount and quality of construction work performed at various stages of construction or redevelopment.

•

Advanced Funding – In certain circumstances, the Company may agree to advance a borrower funds to be used to make future capital improvements. In those cases, the Company requires that, among other things, the borrower provide proof of payment and that the work be 100% complete prior to a subsequent advance. In addition, the Company is often secured through cross-collateralization with other Projects owned by the same borrower.

16

Loan Servicing

The Company’s loans are serviced by the Manager and the Manager is compensated for such loan servicing activities. See “Management Fees” on Page 38 of this Form 1-K.

We believe that the quality of service provided by the Company to Portfolio Borrowers is an important competitive differentiator in the private lending industry. For this reason, the Company chooses to originate, underwrite and service all of its loans in-house. In-house loan underwriting enables the Company to make fast, common sense lending decisions, which Portfolio Borrowers appreciate. For example, new borrower applications generally can be processed in 48 hours, loan proposals generally can be made in 24 hours and existing Portfolio Borrowers can receive funding in two to five days. In addition, because the Company does not require third party approvals to make loans, Portfolio Borrowers have confidence in the funding commitments made by the Company.

We also believe that in-house loan servicing is important for mitigating loan portfolio risk. Maintaining a close relationship with Portfolio Borrowers and servicing Portfolio Loans through every step of the loan life cycle allows the Company to quickly identify and address problem loans.

Loan servicing includes, but is not limited to, the following:

•

Payment Reminder Statements – Calculating, generating and delivering payment reminders to Portfolio Borrowers on a monthly basis. The accrued interest calculations are performed on a daily basis and take into account intra-month adjustments to the unpaid principal balance related to construction draw advances and adjustments to the interest rate of the loans, if any.

•

Loan History Statements – Calculating, generating and delivering loan history statements to Portfolio Borrowers on a monthly basis. The loan history statements are updated on a daily basis and present a summary of all financial transaction activity related to the loan, including transaction dates, funding amounts, accrued interest amounts, payment amounts, loan advances, loan fees and payoff amounts.

•

Construction Loan Statements – Calculating, generating and delivering construction loan history statements to Portfolio Borrowers on a monthly basis. The construction loan history statements are updated on a daily basis and present all construction loan advances, including transaction dates, advance amounts, vendors paid and balance of construction loan remaining.

•

Interest Reserve Statements – Calculating, generating and delivering interest reserve history statements to Portfolio Borrowers on a monthly basis. The interest reserve statements are updated on a daily basis and present all interest reserve advances, if any, made to cover loan payments, including transaction dates, advance amounts and balance remaining.

•

Payment Collection – Portfolio Borrowers make loan payments monthly in arrears and are instructed to mail their checks or money orders directly to the Manager for deposit into the Company’s general account. Portfolio Borrowers may also elect to have their payments electronically debited from their bank accounts by the Company.

•

Construction Draw Processing – Accepting, evaluating and managing construction loan draw requests submitted by Portfolio Borrowers. Construction draw processing includes educating borrowers about the draw process, collecting required documentation, managing third-party property inspectors, evaluating the quality of work and percentage of completion against the balance of the construction loan, and disbursing funds to Portfolio Borrowers or contractors.

•

Loan Payoffs – Calculating, preparing and submitting loan payoff statements. The Company works directly with the escrow company or attorney handling the closing. Following a loan payoff and payoff reconciliation, the Company prepares a reconveyance form in order to release its security interest in the property.

•

Delinquent Loans and Foreclosure – The Company follows internal policies and procedures related to collecting payment on delinquent loans, offering and negotiating pre-foreclosure remedies and filing foreclosure. All foreclosure proceedings are handled by third-party foreclosure trustees or attorneys, as required by each state.

17

Loan Performance

We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

The following selected ratios regarding the performance of our loans for the fiscal years ended December 31, 2024 and 2023. Historical performance is not necessarily an indicator of future performance, and we cannot guaranty that these ratios will be maintained into the future.

	As of and for the Year Ended December 31,
	2024		2023
Selected performance ratios
Net interest rate spread	3.832%		3.496%
Net interest margin	8.313%		8.974%
Ratio of interest-earning assets to interest-bearing liabilities	2.31		3.13

Non-performing loans to total loans (percentage of UPB)	0.8%		0.6%
Loan to value - active loans, end of period
Unpaid principal balance	$126,111,912		$129,676,027
Undisbursed construction loan balance (1)	$6,134,391		$12,225,739
Estimated “after-repair” value (2)	$207,339,000		$221,764,000
Estimated “after-repair” loan-to-value (3)	64%		64%

Loan to value - paid off loans, during period
Principal balance	$161,728,536		$150,511,539
Actual sale price	$267,246,698		$243,038,462
Actual loan-to-sale price (4)	61%		62%
Original “after-repair” loan-to-value estimate	65%		64%

Interest coverage ratios
Interest coverage - Bank Borrowings (5)	3.5	x	4.8	x
Cumulative preferred coverage – Class D Units (including Senior Notes) (6)	2.9	x	3.4	x
Cumulative preferred coverage – Class C Units (7)	2.2	x	2.4	x
Cumulative preferred coverage – Class B Units (8)	1.7	x	1.8	x

Average portfolio leverage, during period	43.3%		32.0%

________

(1)	Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.

18

(2)

The Company prepares an estimate of the “after-repair” value of the collateral for each Portfolio Loan. The Company’s “after-repair” value estimate for each property assumes that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the Project after completion of all repairs based on information about comparable properties available at the time. See “Portfolio Loan Criteria and Policies – Underwriting” on Page 10 for additional details regarding estimation of “after-repair” value.

(3)

Estimated “after-repair” loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated “after-repair” value. Real estate values are based on the Company’s “after-repair” value estimates and loans are weighted by the principal balance of each loan.

(4)

Actual loan-to-sale price represents the amount of the fully funded loan divided by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) to other investors were excluded from the calculation.

(5)

Bank Borrowings have a first priority security interest in all of the Company’s assets, including Portfolio Loans. Interest coverage equals gross income divided by the interest expense related to Bank Borrowings.

(6)

Class D Units have the highest preference among the Company’s outstanding equity classes in the event the Company were to liquidate all of the Company’s assets, including Portfolio Loans. Cumulative Preferred Return coverage of Class D Units equal total income divided by the total Preferred Return paid to Class D Units, plus interest paid on Bank Borrowings. Effective January 1, 2023, the Company’s five percent Senior Notes were prepaid or reinvested into five percent preferred return, participating, Class D Units.

(7)

Class C Units have the next highest preference after the Class D Units among the Company’s outstanding equity classes in the event the Company were to liquidate all of the Company’s assets, including Portfolio Loans. Cumulative Preferred Return coverage of Class C Units equal total income divided by the total Preferred Return due Class C Units and Class D Units, plus interest expense related to Bank Borrowings combined.

(8)

Class B Units have the next highest preference after the Class C Units among the Company’s outstanding equity classes in the event the Company were to liquidate all of the Company’s assets, including Portfolio Loans. Cumulative Preferred Return coverage of Class B Units equal total income divided by the total Preferred Return due Class B Units, Class C Units and Class D Units, plus interest expense related to Senior Notes and Bank Borrowings combined. Effective February 1, 2021, the Company’s 10% Preferred Return, participating, equity offering (the “Equity”) was exchanged for nine percent preferred, participating, Class B Units of equity.

Non-Performing Loans and REO Assets. The following definitions are used when categorizing the Company’s Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets:

•	Delinquent Loan: A loan with a monthly payment that is 30 days or more past due.

•	Non-Performing Loan: A Delinquent Loan that is in the foreclosure process but still accruing interest.

•

Non-Accruing Loan: A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management’s judgment, the future collectability of principal or interest is in doubt. Loans placed on nonaccrual status may or may not be contractually past due at the time of such determination.

•

Impaired Loan: A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.

•	Real Estate Owned: Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.

•	Rental Property: Real estate that the Company holds for use.

19

The Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes Non-Performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, as long as the Manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the Manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the Manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company’s allowance for loan losses.

The Company anticipates that its provision-for-loan-losses accrual rate will fluctuate on a monthly basis between 0.0% and 1.0% annualized. These adjustments will increase or decrease distributable income to Equity Program investors, accordingly. However, the provision-for-loan-losses accrual rate and the associated allowance-for-loan-loss balance are subject to adjustments based on the rate of historical charge-offs and the Company’s assessment of near-term portfolio performance.

While the Company’s objective is to minimize the number of non-performing loans in its loan portfolio, on average non-performing loans and related REO properties have generated additional profits for the Company.

The Company provides further information about Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets in the reports of quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made and principal payment received by the Company during each month. With this information the Company is able to analyze historical monthly cash flows related to loan portfolio funding and payoffs, and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

The Company provides further information about its portfolio roll forward analysis in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Cash Utilization. The Company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Company believes that it mitigates this risk by maintaining deposits with major financial institutions.

Average cash utilization during the year ended December 31, 2024 and 2023 was 99.99% and 99.99%, respectively. The high level of average cash utilization reflects the Company’s use of a revolving line of credit provided by Bank Borrowings. The revolving line of credit is an important cash management tool, which allows the Company to fully utilize investor capital while managing the ebbs and flows of Portfolio Loan originations and payoffs. See “Bank Borrowings” Page 29 for additional details.

20

We generally maintain liquidity to make Portfolio Loans, pay monthly investor distributions and otherwise efficiently manage our long-term investment capital. Because the level of these borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than our potential liquidity available under our Portfolio Loan payoff schedule and revolving line of credit. We currently believe that the Company has sufficient liquidity and capital resources available to make additional Portfolio Loans, repay Bank Borrowings, and make monthly cash distributions to investors.

The Company provides further information about these metrics in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Leveraging the Portfolio

The Company intends to continue to leverage its loan portfolio. The Company anticipates borrowing funds from bank lenders in addition to the offer and sale of additional Units in order to fund additional Portfolio Loans. In addition, under the Third Amended and Restated Operating Agreement, effective February 1, 2021, the Company is required to maintain Class A and Class B Units with unreturned capital contributions of a minimum of 20% of the total assets of the Company (the “Minimum Equity Covenant”). See “Financial Statements” beginning on Page F-3 for information regarding debt and Bank Borrowings.

As of December 31, 2024 and 2023, the Company was in compliance with the Minimum Equity Covenant.

In the event that we are no longer in compliance with the Minimum Equity Covenant, we may suspend any offering or issuance of the Class C and/or Class D Units pursuant to Regulation A, may limit redemptions of the Class A and Class B Units, or a combination of both.  If we suspend the offering of the Class C and/or Class D Units, we will not resume such offering until a new offering statement, or post-qualification amendment to an offering statement with respect to such Class C and Class D Units has been qualified.

Sources of Income

While the Company’s revenues come primarily from monthly interest payments on Portfolio Loans, other sources of income include gains from asset sales, discount points, origination fees, late fees and recapture of loan amounts on discounted note purchases.

Monthly Interest Payments. The Company’s newly originated loans average an interest rate of 8% to 16%. Payments are typically interest-only, due monthly and paid in arrears.

Short Term Capital Gains or Losses. The Company may generate a profit or loss when the disposition value of a foreclosed property exceeds or falls short of the principal amount owed plus accrued interest. The disposition value is defined as the liquidation price minus costs specifically incurred due to the foreclosure process (e.g., legal fees, filing fees, reparation expenses).

Discount Points and Origination Fees. Discount points are pre-paid interest that Portfolio Borrowers purchase to lower the rate of interest the Portfolio Borrowers pay on subsequent monthly interest payments. These points are typically paid as a percentage of the loan’s value. The income generated from discount points range from 0% to 3% of the principal value of the loan. All discount points are paid directly to the Company and are accreted to income over the life of the loan.

Late Fees or Default Rate. The Company is entitled but not required to collect late fees if any installment is not received within five days of the due date. The borrower may be charged a late payment fee equal to five percent (5%) of the monthly installment. A similar fee is charged again if late by 10 days and again if late by 15 days. Any dishonored checks are treated as an unpaid installment and are subject to the same late payment penalties plus a $250.00 special handling fee. In the event any installment is past due more than 15 days, the interest rate on the note may be increased to 24% per annum and remain in effect until all defaults have been cured.

21

Analysis of Net Interest Income

Net interest income represents the difference between the income we earn on our interest-earning assets, such as Portfolio Loans and bank deposits, and the expense we pay on interest-bearing liabilities, such as private debt, if any, and Bank Borrowings. Net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned on such assets and paid on such liabilities. This analysis allows the Company to determine its interest rate spread, net interest margin, and ratio of interest-earning assets to interest bearing liabilities.

The Company provides further information about its analysis of net interest income in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Analysis of Interest and Preferred Return Coverage

The interest coverage ratio is the ratio of total income to interest expense. The Preferred Return coverage ratios are ratios of total income to Preferred Return expense, plus any senior interest expense or Preferred Return expense. Bank Borrowings have a first priority security interest in all of the Company’s assets, including Portfolio Loans. Therefore, interest coverage for Bank Borrowings equals gross income divided by the interest expense related to Bank Borrowings. Class D Units have a second priority interest in all of the Company’s assets, including its Portfolio Loans. Therefore, the Preferred Return payable to Class D Unitholders is combined with the interest payable on Bank Borrowings because Bank Borrowings have a senior security interest to Class D Unitholders. Similarly, Class C Units have a third priority interest in all of the Company’s assets, therefore, and the Preferred Return payable to Class C Unitholders is combined with Preferred Return payable to D Unitholders and interest payable on Bank Borrowings because Class D Unitholders and Bank Borrowings have a senior interest to Class C Unitholders; and Class B Units have a fourth priority interest in all of the Company’s assets, therefore, the Preferred Return payable to Class B Unitholders is combined with Preferred Return payable to Class C and Class D Unitholders and interest payable on Bank Borrowings because Class C and Class D  Unitholders and Bank Borrowings have a senior interest to Class B Unitholders. We believe that this level of coverage provides Unitholders in each class a significant layer of protection that should help safeguard investor capital during an adverse economic event.

The Company provides further information about its analysis of interest and Preferred Return coverage in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Portfolio Loan-to-Value and Asset Coverage

Portfolio Loan-to-Value based on “After-Repair” Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the “after-repair” value for each property. The Company’s “after-repair” value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the collateral after completion of the Project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value, but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company. Please see “Portfolio Loan Criteria and Policies” on Page 10 for additional details regarding the Company’s loan underwriting methodology.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe helps mitigate risk while providing Portfolio Borrowers with a higher quality of service.

“As-Is” Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the “as-is” real estate collateral value at end of period, and to account for Projects that are in process of construction or redevelopment, the Company uses a straight line percentage completion method to estimate the “as-is” real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed as of a particular date and then multiplies this percentage completion by the total estimated value creation (estimated “after-repair” value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the “as-is” value of the real estate collateral as of a particular date. This estimated “as-is” value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the “as-is” loan-to-value and asset coverage ratios improve as the percentage completion increases.

22

The Company reports to investors on a quarterly basis the cumulative “as-is” loan-to-value and cumulative “as-is” asset coverage ratios for all investment programs, based on the estimated “as-is” valuation of real estate collateral. Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated “as-is” real estate collateral value. Cumulative asset coverage is the estimated “as-is” real estate collateral value divided by the debt or equity investment and any senior debt. The Company also reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company’s estimated valuation for those same properties at the time the loans were made. This quarterly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The Company provides further information about these metrics in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Calculation of NAV

Net Asset Value Calculation and Valuation Procedures.  Our Manager has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our net asset value (“NAV”). These guidelines, when considered in conjunction with other components of the price we may pay per Unit pursuant to a Redemption Request, are designed to produce a fair and accurate estimate of the price that would be received for our Units in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our Units. Our NAV is calculated based on the net asset values of our Portfolio Loans, the addition of any other assets, such as REO, and the deduction of any other liabilities. Our NAV per Unit is calculated as of the last calendar day of each month and is available on the Company’s website.

As a Regulation A issuer, we are required to issue financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). To calculate our NAV for the purpose of establishing a redemption price for our Units, we have adopted policies and procedures, which generally conform to GAAP. However, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV could differ from GAAP. As a result, our NAV should not be considered equivalent to stockholders’ equity or any other GAAP measure.

A portion of the proceeds received in this offering may be used to satisfy redemption requests, including requests from our existing Unitholders, which may reduce liquidity, or may be used to pay down lower-cost Bank Borrowings, which may reduce profitability.

Mortgage Loans. Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral. Any write-downs based on the asset’s fair value are charged to the allowance for loan losses.

Interest is accrued daily based on the principal of the loans.  If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired, and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

REO and Foreclosed Assets. Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell. If the future undiscounted cash flows of real estate held for sale exceed the carrying value, the asset value is recaptured to the estimated fair value, not to exceed the original basis in the property after reversion. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, at least annually, and any subsequent write-downs are recorded through a valuation allowance.

23

Liabilities. The value of our company-level liabilities will be included as part of our NAV calculation. We expect that these liabilities will primarily be Bank Borrowings, which will be held at cost, but will also include accounts payable and accrued operating expenses. All liabilities will be valued using widely accepted methodologies specific to each type of liability.

NAV and NAV Per Unit Calculation.  The Company uses the “share-based” accounting methodology to calculate NAV. Because the Company’s assets are generally “held to maturity” in the case of mortgage loans receivable secured by real estate, or “held for sale” in the case of REO assets, the value of Units generally do not change due to appreciation or depreciation of investments. The value of a Unit generally increases intra-month due to accrued but undistributed profits earned from net interest income on mortgage loans or short-term capital gains or losses from the sale of REO assets. At month end, net profits are generally (though not necessarily) distributed to Unitholders. A Unitholder who elects cash distribution will receive monthly profit distributions in cash, and a Unitholder who elects reinvestment will purchase additional Units at $1.00 per Unit. After monthly net profits have been distributed, the value of each Unit returns to $1.00 per Unit. In contrast, the “capital-based” accounting methodology would not issue new Units to investors who chose to reinvest profits, causing the value of each Unit to increase by the amount of profit distribution.

Our NAV per Unit as of the year ended December 31, 2023 and 2024 was $1.00 per Unit. Our NAV per Unit is calculated as of the last calendar day of each month and is available on the Company’s website.  Further information about how we calculate NAV, including a detailed breakdown of each component, can be found in our most recent Offering Circular under the head “NAV and NAV Per Unit Calculation”.

Purchase and Sale of Loans

The Company typically originates its mortgage loans. However, the Company may also purchase loans from unrelated third parties. Loans purchased by the Company must not be in default at the time of purchase and must otherwise satisfy the lending guidelines described above. Generally, the purchase price to the Company for any such loan will be the lesser of par value or fair market value. From inception (2009) through the date of this Form 1-K, the Company has not purchased a mortgage loan.

The Company, as a real estate investment trust (REIT), is not permitted to programmatically make loans primarily for the purpose of reselling such loans in the ordinary course of business; however, the Company may sell mortgage loans through a taxable REIT subsidiary. In September 2024, the Company organized a new wholly-owned taxable REIT subsidiary, Iron Bridge Mortgage Fund 2, LLC (“IBMF 2”). This subsidiary was created to facilitate the programmatic sale of mortgage loans. The Company anticipates IBMF 2 to be additive to the Company’s earnings. As of December 31, 2024, IBMF 2 had not made or sold loans or engaged in any other material business activities.

The Company may also enter into inter-creditor agreements if the Manager determines that it is advantageous for the Company to do so based upon the current interest rates, the length of time that the loan has been held by the Company, and the overall investment objectives of the Company.

The Company makes mortgage loans for investment and does not expect to engage in real estate operations in the ordinary course of business, except as may be required if the Company forecloses on a property on which it has invested in a mortgage loan and takes over ownership and management of the property. The Company may sell non-performing Portfolio Loans or foreclosed property securing Portfolio Loans, or sell an interest in such collateral to an affiliate of the Company, for the purpose of restructuring the Portfolio Loan or repositioning the property for sale. From inception (2009) through the date of this Form 1-K, the Company has not sold a loan or a property to an affiliate of the Company.

None of the Company, its Manager, Managing Directors or affiliates is precluded from (i) selling a property to any Equity Program investor in the Company in connection with a foreclosure, including with purchase financing, or (ii) making a loan to, purchasing a loan from or entering into a loan or co-lending transaction or activity with any Equity Program investor in the Company, provided that any transaction meets our contractual obligations under our agreements related to any other contractual or legal obligations. From inception (2009) through the date of this Form 1-K, the Company has not completed such a transaction.

Legal Proceedings

The Company is not subject to any legal proceedings that are material to its business or financial condition.

24

Competition

The real estate market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to identify suitable Portfolio Loans. The business in which the Company is engaged is highly competitive, and the Company and Manager and its affiliates compete with numerous other established entities, including banks and credit unions. The Company and Manager also expect to encounter significant competition from other market participants including private lenders, private equity fund managers, real estate developers, pension funds, real estate investment trusts, other private parties, potential investors or homeowners, and other people or entities with objectives similar in whole or in part to those of the Company. Competition could result in reduced volumes, reduced fees or the failure of the Company to achieve or maintain more widespread market acceptance, any of which could harm the Company’s business. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than the Company, and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. The Company’s potential competitors may also have longer operating histories, or extensive customer bases, greater brand recognition and broader customer relationships than we have.

The Company has historically been able to earn Portfolio Loan yields above the industry average by providing superior service to its Portfolio Borrowers and by opportunistically expanding its loan origination in those markets that offer the best return per unit of risk. However, we anticipate that our portfolio yields will continue to decline over time as we adjust our loan programs to remain price competitive. In order to remain competitive long-term the Company must continue to provide its borrowers with a superior quality of service and lower its cost of capital in order to provide borrowers with more competitively priced loans.

Governmental Regulation

Investment Company Act. An investment company is defined under the Investment Company Act to include any issuer engaged primarily in the business of investing, reinvesting, or trading in securities. Absent an exemption, investment companies are required to register as such with the SEC and to comply with various governance and operational requirements. We intend to structure the operation of the Company so as not to subject the Company to the provisions of the Investment Company Act. In particular, the Company expects to rely on, among other things, the exemption from registration afforded by compliance with Section 3(c)(5) of the Investment Company Act. Section 3(c)(5) excludes from the definition of “investment company” issuers of non-redeemable securities primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Manager has not sought a no-action letter from the SEC to confirm that the Company is eligible for this exemption. However, the Manager will rely on guidance issued by the SEC stating that so long as (1) qualifying percentages of the Company’s assets consist of mortgages and other liens on or interests in real estate; and (2) the remaining percentage of the Company’s assets consist primarily of real estate-related assets, the Company will remain exempt from the Investment Company Act registration requirements. For purposes of maintaining eligibility for this exemption, we will treat real estate loans as qualifying interests within this guidance only when they are fully secured by real estate. If we were required to register under the Investment Company Act, we would be subject to numerous requirements and restrictions relating to our structure and operation.

Lending Regulations. The Company is a lender with respect to its Portfolio Loans. Oregon and other states have numerous laws and regulations, which apply to the activities of lenders and the rights of borrowers. The applicability of these laws and regulations, and their exemptions and exclusions, are frequently complex and highly fact-centric, and they vary by jurisdiction and are subject to change. In addition, litigation in a number of states has imposed liability upon lenders, or otherwise adversely impacted lenders, in a manner that Members may not be accustomed to as a result of other investment activities. For example, a number of states have adopted usury laws, which generally prohibit the charging of interest in certain circumstances in excess of a statutorily defined rate. The Company relies on qualified advisors and uses commercially reasonable efforts to comply with laws and regulations applying to lenders and borrowers, and seeks exemptions and exclusions as advisable from such laws where appropriate to meet the investment objectives of the Company.

In addition, the Company makes its Portfolio Loans pursuant to state finance lender licensing exceptions for commercial loans. However, the Company or the Manager may obtain a finance lender’s license in specific states or retain the services of third parties to comply with such licensing, should it be deemed advisable. The Company relies on qualified advisors and uses commercially reasonable efforts to comply with laws and regulations applying to lenders and borrowers, and seeks exemptions and exclusions as advisable from such laws where appropriate to meet the investment objectives of the Company. The Company believes that such efforts are sufficient to avoid issues of noncompliance. However, investors should be aware that, under certain circumstances, a failure to comply with applicable regulations by the Company could result in civil or criminal penalties.

25

Lender Liability. As an additional consideration, legal decisions in many jurisdictions have imposed liability upon lenders for actions such as declaring defaults with respect to loans and refusing to meet company loan commitments under certain circumstances. In addition, some courts have permitted litigants to pursue claims against lenders for environmental torts of a borrower and other liability as a result of their association with the borrower. Such so-called “lender liability” is a developing and uncertain area of the law, and there can be no assurance that such a claim could not be brought against the Company or, by extension, an investor. In addition, in some cases, courts have re-characterized loans or debt securities as equity instruments, such that lenders or debt security holders have been subject to “equitable subordination” and thus not entitled to the preferred status of a creditor in a bankruptcy or other adversarial proceeding. Such decisions have been highly fact specific, and there can be no assurance that a court would not follow a similar approach with respect to the Company’s loans to its Portfolio Borrowers. Investors are encouraged to consult with their legal counsel regarding the lender-related issues discussed above.

Environmental Regulations. Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, or sale of real estate. Such laws and regulations tend to discourage sales and lending activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. The Company’s failure to uncover and adequately protect against environmental issues in connection with a Project investment may subject us to liability. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigation, cleaning up or removing contamination caused by hazardous or toxic substances at the property. Liability can be imposed even if the original actions were legal and the owner had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. Such liabilities may interfere with the Company’s ability to realize on its lending activities.

Property

The Manager leases office space for its principal executive offices in Portland, Oregon pursuant to a multi-year lease. We believe that these facilities are adequate for our current operations.

26

ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction Projects. Our primary source of funding is private equity, private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings.

The following selected financial data as of and for the fiscal years ended December 31, 2024 and 2023 is derived from audited financial statements of the Company and should be read in conjunction with such financial statements and notes which are included in this Form 1-K beginning on Page F-3.

	As of or for the Year Ended
	December 31,
	2024	2023
Selected income statement data
Interest income	$14,871,066	$13,576,624
Interest expense	4,329,181	3,028,028
Net interest income	10,541,885	10,548,596

Provision for loan losses	184,267	161,759

Non-interest expense	4,995,523	4,223,203
Net income (loss)	5,641,330	6,325,393
Net margin	37.7%	46.6%

Selected balance sheet data
Total assets	$127,045,296	$130,551,606
Net loans	123,449,068	126,945,760
Rental property, net	-	-
Real estate owned held for sale	2,514,438	2,167,535
Allowance for loan losses	1,983,502	1,966,269

Bank Borrowings, net	58,935,982	51,969,317
Class D Equity	13,491,223	19,548,516
Class C Equity	27,109,479	28,743,255
Class B Equity	20,454,469	20,302,928
Class A Equity	5,254,851	8,030,353

27

Fluctuating interest rates could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect our ability to originate new loans and our borrowers’ ability to sell their projects to repay our loans. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business.

Further, our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, and other interest-earning assets and the interest paid on borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply and other changes in financial markets.

During the year ended December 31, 2024, the Company saw stable loan demand despite the aggressive rate increases by the Federal Reserve. Due to the short-term duration of the Company’s Portfolio Loans, the Company’s Portfolio Borrowers were able to sell their Projects and recycle their capital into new Projects at lower prices to adjust for changing market conditions. That being said, economic concerns may result in a reluctance of our Portfolio Borrowers to start new Projects. Due to the ongoing economic uncertainty caused by Federal Reserve interest rate increases, the Company continued its risk mitigation strategy initiated at the start of COVID-19 in 2020: (1) most new loans required borrowers to pre-pay interest; (2) we continued lending to only borrowers that we assess to have sufficient credit worthiness, industry experience and liquidity, as discussed above under “Borrowers”; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk Projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market).

In addition to the impact on our operating results, aggressive rate increases by the Federal Reserve also impacts our ability to raise capital from investors.  Members are entitled, on a non-compounding basis, payable monthly in arrears, to 9% (Class B Equity), 6% (Class C Equity), or 5% (Class D Equity) per annum non-guaranteed priority return on their invested capital.  Interest rate increases also create an environment where investors have a greater variety of investment alternatives offering returns similar to those we are offering our members, sometimes at lower risk.  The depression of real estate market prices caused by increased interest rates may also dampen the market for real estate related securities, regardless of any particular impact on the Company.  This may materially affect the amount of funds we are able to raise for purposes of funding Fund loans.

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a lender’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, the Company can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of noninterest income and expenses. In addition, the short-term duration of the Company’s Portfolio Loans minimizes interest rate risk compared to loan portfolios with longer durations.

Effects of COVID-19 on business model and portfolio performance

Through December 31, 2024, the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. The Company remains hyper-focused on monitoring its borrowers, improvement loan draws, and the health of the underlying real estate sub-markets it serves. Our Portfolio Borrowers have continued to successfully buy, fix and sell properties despite the over 40% year over year decline in pending home sales following the April 2020 COVID-19 stay-at-home orders. Our observation during April and early May of 2020 was that the decline in buyer demand due to stay-at-home orders was more than offset by a decline in the number of homeowners willing to list their homes for sale due to their reluctance to have strangers enter their homes for showings. While this did lead to a significant decline in overall residential real estate transaction volume, our Portfolio Borrowers do not occupy their properties and generally had few problems securing buyers and selling their Projects consistent with anticipated timelines. However, during late May and June 2020 demand for residential real estate rebounded significantly, approaching pre-pandemic levels, while the supply of homes for sale remained low as many homeowners were hesitant to list their homes for sale. From July through December 2021, the supply of homes for sale remained low while demand for housing has increased significantly, resulting in increasing home prices. A market environment that has generally benefited our Portfolio Borrowers. During 2022, 2023 and 2024, the Company did not experience any market impact related to COVID-19.

It is also important to point out that the residential real estate market entered the pandemic with strong demand, very low inventory and generally conservative bank lending standards, a sharp contrast to the real estate bubble that existed prior to the great recession of 2008. In addition, the government has deployed many policy tools developed during the Great Recession of 2007 to 2009 that are designed to avoid a massive supply of foreclosures that could depress housing prices and lead to a financial/banking crisis. For example, all government backed mortgages allowed borrowers to avoid foreclosure for up to 12 months through forbearance. Similarly, many states and counties have implemented legislation or executive orders to delay foreclosure activity on non-government backed mortgages. While these foreclosure restrictions could affect the Company’s ability to foreclose on some of its Portfolio Loans under certain conditions, the Company has mitigated this risk by requiring interest reserves on most of its loans since mid-April 2020.

Due to the complex nature of the impact of COVID-19 on the economy, it is difficult to predict future impacts, though we believe the structure of our business remains solid. Please see the Company’s most recent quarterly or annual results for any additional updates.

REIT Election

The Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Code, commencing with its taxable year ending December 31, 2022. A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. The entity must make a special election under the Internal Revenue Code of 1986, as amended (the “Code”) to be treated as a corporation taxed as a REIT. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations. See “Certain Federal Income Tax Considerations” for additional details.

Generally, the benefits of investing in a REIT include (i) 20% 199A tax deduction for taxable investors; (ii) no unrelated business taxable income (UBTI) tax for tax advantaged investors, (iii) simplified annual tax reporting form 1099-DIV, and (iv) investor state taxation based on the investor’s state of residence (no multi-state tax filing requirements).

28

Recapitalizations

As of January 31, 2021, the Company had one class of equity, and in addition to the Bank Borrowings, two forms of debt outstanding: the Junior Notes and the Senior Notes.

Effective February 1, 2021, the Company adopted a Second Amended and Restated Operating Agreement, which among other changes, created four classes of membership interests consisting of Class A, Class B, Class C and Class D Units (collectively “Units”):

•

The Class A Units were issued to employees of the Company’s Manager, Iron Bridge Management Group, LLC (the “Manager”), and/or their tax-advantaged accounts. The return on these Class A Units is intended to replace the right of the Manager to receive “Performance Fees”. See “Management Fees” on Page 38 of this Form 1-K.

•	The former membership interests of the Company were exchanged for Class B Units.
•	The Company’s Junior Notes were, at the election of the holders, converted into Class C Units of the Company.
•	A new Class D Unit was created.

Then, in September 2022, in order to comply with various requirements relating to REIT organization and ownership, the Company terminated its Senior Note offering and qualified a new Class D Units offering. On January 1, 2023, the Company repaid all outstanding amounts owing under such Senior Notes in cash or through issuance of Class D Units.

References herein to the Junior Notes or Senior Notes refer to the historical Junior Notes or Senior Notes, respectively. There have been no Junior Notes outstanding since February 1, 2021, and no Senior Notes outstanding since January 1, 2023.

The Company may unilaterally redeem the Units, and any member has the right to require the redemption of their Units, subject to certain limitations, including that the Company is prohibited from redeeming any Class A Units or Class B Units when the unreturned capital contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company.

At any meeting of members, each member has one vote for each Unit held by such member. Unless a greater vote is required by the Oregon Limited Liability Company Act, as amended from time to time, or the Operating Agreement, any action approved by members with more than one-half of the issued and outstanding Units of all Members is the act of the members.

29

Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The Company expects to accrue a provision for loan losses at a rate of 0% and 1.0% annualized. See “Non-Performing Loans and REO Assets” on Page 19 for additional disclosures.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses. See “Non-Performing Loans and REO Assets” on Page 19 for additional disclosures.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances. See ”Non-Performing Loans and REO Assets” on Page 19 for additional disclosures.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

30

The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees.

Income Taxes. During 2021, the Company was a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity paid no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements for 2021. During 2022, the Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”). A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2024, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

Net Income, Net Margin and Net Interest Rate Spread. Net income was $5,641,330 for the year ended December 31, 2024, compared to $6,325,393 for the year ended December 31, 2023, a decrease of $684,063, or 10.8%. The decrease in net income year-over-year was primarily attributable to an increase in professional fees related to technology development, marketing and legal, and an increase in interest expense. See “Net Interest Income” on Page 32 for additional details.

For the years ended December 31, 2024 and 2023, the net interest margin was 8.315% and 8.987%, respectively, and net interest rate spread was 3.835% and 3.496%, respectively. The decrease in net interest margin during 2024 compared to 2023 primarily reflects an increase in average balance of Bank Borrowings, and the increase in net interest rate spread was attributable to the modest increase in the yield earned on average interest-earnings assets and a modest decrease in the yield paid on average interest-bearing liabilities (Bank Borrowings). See “Bank Borrowings” on Page 35 for additional details.

Interest Income. Total interest income increased $1,294,442, or 9.5%, to $14,871,066 for the year ended December 31, 2024 compared to $13,576,624 during the year ended December 31, 2023. The increase in interest income was primarily the result of a $9.2 million, or 7.8%, increase in average interest-earning asset and an 18 basis point increase in the average yield earned on those assets.

The average daily balance of cash during the years ended December 2024 and 2023 was $13,666 and $13,152, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense from Bank Borrowings increased $1,301,153, or 43.0%, to $4,329,181 for the year ended December 31, 2024 from $3,028,028 for the year ended December 31, 2023.

This increase was attributable to a 45.8% increase in average balance of Bank Borrowings to $54.8 million from $37.6 million, more than offsetting a 16 basis point decrease in the interest rate paid on those Bank Borrowings.

31

Net Interest Income. Net interest income decreased $6,711, or 0.1%, to $10,541,885 for the year ended December 31, 2024 from $10,548,596 for the year ended December 31, 2023. The minor decrease resulted primarily from an increase in the average balance of Bank Borrowings. Our average interest-earning assets increased $9.2 million, or 7.8%, to $126.8 million for the year ended December 31, 2024 from $117.5 million for the year ended December 31, 2023, and the net interest rate spread increased 34 basis points to 3.835% for the year ended December 31, 2024 from 3.496% for the year ended December 31, 2023. The increase in our interest rate spread during 2024 reflected an improvement in both yields earned and paid. The 18 basis point increase in average yield earned on interest-earning assets was the result of an increase in our rate pricing during 2024. The 16 basis point decrease in average yield paid on interest-bearing liabilities primarily reflected a decreasing interest rate on Bank Borrowings as a result of Federal Reserve interest rate decreases. See “Bank Borrowings” on Page 35 for additional details.

Non-Interest Expense. Non-interest expense increased $772,320, or 18.3%, to $4,995,523 for the year ended December 31, 2024 from $4,223,203 for the year ended December 31, 2023. The largest change in non-interest expense was a $291,162, or 8.1%, increase in loan servicing fees related to higher average loan portfolio size during 2024. The second largest change in non-interest expense was a $375,545, or 125.1%, increase in professional fees related to legal fees, marketing and technology development during 2024.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, as outlined above starting on Page 30 in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” we recorded a $184,267 provision for loan losses for the year ended December 31, 2024, compared to a provision of $161,759 for the year ended December 31, 2023. The allowance for loan losses was $1,983,502, or 1.6%, of total unpaid principal balance at December 31, 2024, compared to $1,966,269, or 1.5%, of total unpaid principal balance at December 31, 2023. The Company had three delinquent loans at December 31, 2024 compared to one delinquent loan at December 31, 2023. The allowance for loan losses reflects the estimate we believe to be appropriate to cover expected incurred losses inherent in the loan portfolio at December 31, 2024 and 2023.

It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer in a judicial foreclosure or bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured. See “REO and Foreclosed Assets”, Page 30, for additional details.

32

Comparison of Financial Condition at December 31, 2024 and 2023

Total Assets. At December 31, 2024, total assets equaled $127.0 million, a decrease of $3.6 million, or 2.8%, from $130.6 million at December 31, 2023. The decrease in total assets was primarily attributable to seasonal fluctuations in loan portfolio fundings and payoffs.

Mortgage Loans Receivable, Net. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” and “– Fair Value of Mortgage Loans Receivable” Page 30 for additional details.

At December 31, 2024, net loans equaled $123.4 million, a decrease of $3.5 million, or 2.8%, from $126.9 million at December 31, 2023. The decrease in mortgage loans receivable, nets was primarily attributable to seasonal fluctuations in loans fundings and payoffs. The Company’s average loan portfolio size was 7.8% higher during the year ended 2024 compared to 2023. See “Portfolio Loan Characteristics” Page 8 for additional details.

Real Estate Held for Sale (REO). As of December 31, 2024, the Company had REO asset inventory of $2.5 million (2.0% of total assets) comprised of one property located in Alameda County, California, and one property located in San Luis Obispo County, California. The property located in Almeda County is a single family residential new construction project that is ready for sale, pending the issuance of a public works permit by the City of Oakland. The property located in San Luis Obispo County is a single family residential rehab project that has not been improved and will be marketed to prospective buyers in “as-is” condition. The Company anticipates recovering more than its cost basis in both properties.

This compares to December 31, 2023, when the Company had REO asset inventory of $2.2 million (1.7% of total assets) comprised of one property located in Alameda County, California.

Rental Property. As of December 31, 2024 and 2023, the Company had no rental properties.

Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from Equity Program investors as well as the disposition of non-performing assets.

Cash. Our cash account sweeps cash in excess of a minimum $10,000 balance on a daily basis and applies such funds to paying down our Bank Borrowings.  As such, fluctuations in cash may vary based on the timing of such sweeps.

Equity Program. Our Equity Program is a continuous offering that allows the Company to raise additional equity as needed. Equity Program investors are able to request redemption of their equity units, subject to certain restrictions and limitations.

At December 31, 2024, equity totaled $66.3 million, a decrease of $10.3 million, or 13.4%, from $76.6 million at December 31, 2023. See “Statements of Changes in Members’ Equity” on Page 6 of our Financial Statements included in this report for additional details. This decrease was primarily due to the impact of the challenging interest rate environment on capital raising efforts, which the Company anticipates will improved during 2025. Equity was comprised of $5.3 million of Class A Units, $20.4 million of Class B Units, $27.1 million of Class C Units, and $13.5 million of Class D Units.

The Company maintained sufficient equity balances in all periods to comply with bank covenants, and covenants in the Company’s operating agreement pertaining to the different classes of equity.

Class D Equity. The Securities and Exchange Commission qualified the Class D Units offering pursuant to Regulation A effective September 22, 2022.

33

The following table sets forth the Company’s Class D Units at the dates indicated:

	As of the Year Ended December 31,
	2024	Reinstated 2023
Total assets	$127,045,296	$130,551,606
Class D Equity	13,491,223	19,548,516
Percentage of total assets	10.6%	15.0%

Class C Equity. The Securities and Exchange Commission qualified the Class C Units offering pursuant to Regulation A effective March 19, 2025. Issuance prior to this date was made under Regulation D.

The following table sets forth the Company’s Class C Units at the dates indicated:

	As of the Year Ended December 31,
	2024	2023
Total assets	$127,045,296	$130,551,606
Class C Equity	27,109,479	28,743,255
Percentage of total assets	21.3%	22.0%

Class B Equity. The Securities and Exchange Commission qualified the Class B Units offering pursuant to Regulation A effective March 19, 2025. Issuance prior to this date was made under Regulation D.

The following table sets forth the Company’s Class B Units at the dates indicated:

	As of the Year Ended December 31,
	2024	2023
Total assets	$127,045,296	$130,551,606
Class B Equity	20,454,469	20,302,928
Percentage of total assets	16.1%	15.6%

Class A Equity. The Securities and Exchange Commission qualified the Class A Units offering pursuant to Regulation A effective March 19, 2025. Issuance prior to this date was made under Regulation D.

The following table sets forth the Company’s Class A Units at the dates indicated:

	As of the Year Ended December 31,
	2024	2023
Total assets	$127,045,296	$130,551,606
Class A Equity	5,254,851	8,030,353
Percentage of total assets	4.1%	6.2%

34

Bank Borrowings. As of December 31, 2024, the Company had an $80 million line of credit from Umpqua Bank. This revolving line of credit was collateralized by all of the Company’s assets, including all of its Portfolio Loans, and was senior in priority Class A Units, Class B, Units, Class C Units and Class D Units. While the line of credit provided leverage and a source of capital to make loans, the primary benefit to the Company was cash management. Because the revolving line of credit allowed the Company to draw on and pay down the line of credit daily, the Company could use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit could also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit was subject to a “borrowing base” limitation. The borrowing base was an amount equal to the lesser of 65 percent of the outstanding balance of the Company’s Portfolio; subject to certain adjustments and exclusions and subject to a cap of $80 million. At December 31, 2024, the borrowing base was $80 million. Under the line of credit, the Company was also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to tangible net worth of not more than 1.00 to 1.00 ratio that did not exceed 0.50 to 1.00 (calculated as the outstanding line of credit balance divided by the sum of equity and Senior Notes); (b) a turnover ratio of no less than 1.00 to 1.00 (calculated as the ratio of paid off note receivables to average line of credit utilization); and (c) interest and preferred return coverage ratio of no less than 1.00 to 1.00 (calculated as the ratio of cash flow to interest expense and preferred returns). As of December 31, 2024, the Company was in compliance with all of the foregoing financial covenants.

As of December 31, 2024 and 2023, $80 million and $60 million was available under the Company’s line of credit agreement with Umpqua Bank (“Umpqua”).

The Company originally entered into a Business Loan and Security Agreement (Revolving Line of Credit) dated effective May 7, 2021 (the “Umpqua Loan Agreement”) with Umpqua Bank (“Umpqua”), an Oregon state-chartered bank, with respect to a revolving credit line (“Umpqua Credit Line”) from Umpqua, and in connection therewith issued to Umpqua a promissory note (the “Umpqua Note”) for a maximum principal amount of up to $40 million. The conditions precedent to the effectiveness of the Umpqua Credit Line were satisfied, and the transactions contemplated thereunder consummated, on May 14, 2021. The Umpqua Credit Line refinanced the Company’s previous $40 million revolving line of credit from Western Alliance Bank. Effective August 10, 2021, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $50 million. Effective January 28, 2022, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $60 million, and the interest rate spread was transitioned from 1-Month LIBOR plus 2.75% to 1-Month SOFR (Secured Overnight Financing Rate) plus 2.80 to comply with the Federal Reserve’s request that banks phase out the use of LIBOR. Effective June 8, 2022, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $75,000,000. On June 29, 2023, the Umpqua Loan Agreement was decreased from $75 million to $60 million. The decrease in credit limit was requested by the Company to reduce interest expense. On July 2, 2024, the Umpqua Loan Agreement was increased, again at the Company’s request, from $60 million to $80 million, and the maturity date was extended to May 5, 2026.

For the years ending December 31, 2024 and 2023, average line of credit utilization during these periods was 79.1% and 58.1%, respectively.

The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

35

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The Company provides further information about these off-balance sheet arrangements in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

Trend Information

Due to the ongoing economic uncertainty caused by Federal Reserve interest rate increases during 2022 and 2023, the Company continued its risk mitigation strategy: (1) most new loans required borrowers to pre-pay interest; (2) we continued lending to only borrowers that we assess to  have sufficient credit worthiness, industry experience and liquidity, as discussed above under “Borrowers”; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market).

36

ITEM 3 DIRECTORS AND OFFICERS

The Company is managed by its Manager, Iron Bridge Management Group, LLC, an entity owned and managed by its Managing Director. The Managing Director, through the Manager, is responsible for and has complete control over the Company’s operations, lending policies and decisions with respect to the Portfolio Loans. The Manager was organized in May 2008.  Effective March 15, 2024, the sole Managing Director of the Manager is Gerard Stascausky.  Before March 15, 2024, the co-owners and co-Managing Directors of the Manager were Gerard Stascausky and Sarah Gragg Stascausky, who were previously married.

Name	Position	Age	Term of Office
Gerard Stascausky	Chief Executive Officer; Managing Director of Manager	55	May 2008

In February 2025, the Manager also appointed Mr. Stascausky as Chief Executive Officer of the Company, as an extension of his role as Managing Director of the Manager.  Mr. Stascausky receives no additional compensation for this role.

Gerard Stascausky

Mr. Stascausky, the Company’s Chief Executive Officer and co-founder of the Manager, has been investing in the real estate foreclosure and pre-foreclosure market since 2004. Prior to launching the Manager, he ran Bridgeport Home Solutions LLC, which specialized in the research, acquisition and management of foreclosure and pre-foreclosure properties in the Portland metro market.

Mr. Stascausky brings to the Manager over 15 years of investment banking experience. In 1993, he joined Sutter Securities as an investment banking analyst, structuring municipal debt offerings. In 1996, he left to join the equity research department at Montgomery Securities, where he conducted securities research on the payment processing and networking equipment industries. With his background in technology research, he joined Credit Suisse in 1999 as one of the industry’s first technology specialist equity salesmen. Finally, in 2003, he was recruited to join Pacific Crest Securities, where he served as a senior equity salesman, research product manager and member of the management team.

Mr. Stascausky graduated with honors from the University of California, Davis in 1993. He earned a B.A. in Economics and minors in Psychology and Political Science. In 1996, he earned his Chartered Financial Analyst designation from the CFA Institute.

Employees

In addition to its Managing Director, the Manager has ten employees, including two in accounting, five in loan underwriting and two in loan servicing.

Company Expenses

The Company will be responsible for all of its operating expenses including, without limitation, (i) all costs and expenses incurred in connection with identifying, evaluating, structuring, negotiating, developing, closing and servicing investments consummated by the Company (including, without limitation, any due diligence, travel, legal and accounting expenses, any deposits and commitment fees and other fees and out-of-pocket costs related thereto); (ii) taxes of the Company; (iii) all costs and expenses associated with obtaining and maintaining insurance for the Company and its assets, if any; (iv) all costs related to litigation (including threatened litigation) involving the Company, and indemnification expenses; (v) expenses and fees associated with third party auditors, accountants, attorneys and tax advisors and other professionals with respect to the Company and its activities; (vi) fees incurred in connection with the maintenance of bank or custodian accounts; (vii) brokerage points and commissions, referral and finder fees, and other investment costs incurred by or on behalf of the Company and paid to third parties; (viii) all expenses incurred in connection with the registration of the Company’s securities under applicable securities laws or regulations; (ix) all expenses of liquidating the Company or its investments; and (x) other general ordinary Company administration and overhead expenses. The Company will also pay all expenses associated with the offering, including expenses for the preparation, filing, printing, legal, accounting and other fees and expenses related to the offering of its Units.

The Company intends to use the proceeds from the Class D Units offering, along with bank borrowings, to fund loans to borrowers and not for the purpose of funding offering or operational expenses, or repurchasing Equity Program interests or bank borrowings, but because of the nature of the Company’s cash flows, some proceeds from time to time may be used for such purposes.

37

The Manager will be responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Company, provided, however, that, for administrative convenience, the Company may lease certain employees from the Manager and, in such event, the Company will reimburse the Manager for all W-2 wages, deferred compensation and employee benefits paid to the employees leased by the Company. To the extent that the Company reimburses the Manager for W-2 wages paid to the employees leased by the Company (the “Company Employee Expense”), the Company (and not the Manager) will be entitled to claim the Company Employee Expense for income tax purposes. As of the date of this Form 1-K, the Company has not leased any employees from the Manager.

Management Fees

The Company does not have any employees or directors.  Gerard Stascausky, who serves as Chief Executive Officer, is the only officer of the Company and is also the Managing Director of our Manager. The Manager is responsible for managing the Company, and has delegated certain authority to Mr. Stascausky as an extension of his role as Managing Director of the Manager. The Manager receives compensation for its services to the Company, in the form of a loan servicing fee. Mr. Stascausky is not paid any compensation by the Company for his role as Chief Executive Officer. During the year ended December 31, 2024, the Manager received the following compensation (all of which was received in cash):

Name	Capacity in which compensation was received (e.g. Chief Executive Officer, director, etc.)		Loan Servicing Fee ($)	Total compensation ($)
Iron Bridge Management Group, LLC	Manager	2024	$3,880,375	$3,880,375
		2023	$3,589,213	$3,589,213

The loan servicing fee relates to servicing investment loans and is equal to 3% per annum of the principal amount of each investment, payable monthly, provided that the loan servicing fee will be reduced by the amount of any Company Employee Expense for which the Manager is reimbursed by the Company. The Manager is solely responsible for its own operating costs, including the cost of its own personnel, office space and general overhead. The loan servicing fee for a particular month is paid to the Manager no later than the last day of the immediately succeeding month.

Mr. Stascausky does not receive any compensation for his role as Chief Executive Officer of the Company.

Investment by Managing Directors

Until March 15, 2024, Gerard Stascausky and Sarah Gragg Stascausky were the co-Managing Directors of the Manager.  As of December 31, 2023, Gerard Stascausky and Sarah Stascausky owned approximately $12.8 million, or 16.8%, of the equity interests in the Company. As of December 31, 2023, Gerard Stascausky owned approximately $3.8 million Class A Units and $3.2 million Class B Units, and Sarah Gragg Stascausky owned approximately $3.8 million Class A Units and $1.9 million Class B Units. Effective March 15, 2024, Sarah Gragg Stascausky exchanged her Class A Units for Class B Units in the Company (the “S.G. Stascausky Exchange”) on a one-for-one basis, in part because Ms. Stascausky was no longer going to serve as a Managing Director of the Manager and Class A Units are generally reserved for employees of the Manager and their tax-advantaged accounts.  See also “Security Ownership of Management and Certain Security Holders” on page 39.

38

Fiduciary Duties of the Manager

Under Oregon law, a manager is accountable to a limited liability company’s equity owners as a fiduciary, which means that a Manager is required to exercise good faith with respect to a company’s affairs, and act in accordance with the manager’s duty of care and loyalty.

A manager’s duty of care is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of the law.  As permitted under Oregon law, the Operating Agreement provides that no action or failure to act on the part of the Manager in connection with the management or conduct of the business and affairs of Manager and other activities of the Manager or its affiliates which involve a conflict of interest with the Company, shall constitute, per se, bad faith, gross negligence, intentional misconduct, a material breach of the Operating Agreement or a knowing violation of law.

A manager’s duty of loyalty under Oregon law includes the duty to account to the limited liability company and hold for it any property, profit or benefit derived by the manager in the conduct and winding up of the limited liability company’s business; to refrain from dealing with the limited liability company in a manner adverse to the limited liability company, subject to certain limitations, and to refrain from representing a person with an interest adverse to the limited liability company, in the conduct or winding up of the limited liability company’s business; and to refrain from competing with the limited liability company in the conduct of the business of the limited liability company before the dissolution of the limited liability company. A manager does not violate their duties however merely because their conduct as a member furthers their own interest. A manager may also transact business with the limited liability company provided that the transaction is fair to the limited liability company, authorized by the operating agreement or authorized and ratified by a majority of the disinterested members.

As permitted under Oregon law, the Operating Agreement provides the Members acknowledge that the Manager and its affiliates are or may be in the future engaged in other businesses, including limited liability companies, corporations and partnerships doing business with the Company, and that the Members understand such participation may result in conflicts of interest with the business of the Company. The Members also acknowledge that they have entered into the Operating Agreement with full knowledge of such other business activities of the Manager and have consented to and approve such other activities. The Members understand and agree that each Manager and Member may engage in other enterprises and that neither the Manager nor the other Members shall be required to offer business opportunities to the Company and may take advantage of those opportunities for their own account or for the account of other entities with which the Members or Managers are associated.

As permitted by Oregon law, the Operating Agreement also established certain standards with respect to the Manager’s conduct including that whenever in the Operating Agreement the Manager is permitted or required to make a decision (a) in its “sole and absolute discretion,” “sole discretion,” “discretion” or under a grant of similar authority or latitude, the Manager shall consider the interests of the Company and the Members and such other interests and factors (including its own interests) as it deems necessary or appropriate under the circumstances, or (b) in its “good faith” or under another express standard, the Manager shall act under such express standard and shall not be subject to any other or different standard imposed by the Operating Agreement or other applicable law.

Indemnification and Exculpation

To the fullest extent not prohibited by law, the Manager will not be liable to the Company or its Equity Program investors for any act or omission performed or omitted by the Manager in good faith pursuant to the authority granted to it by the Operating Agreement, including the management or conduct of the business and affairs of the Company, the offer and sale of securities, the management of affiliates insofar as such business relates to the Company (including activities that may involve a conflict of interest) or the winding up of the business of the Company. Neither the Manager nor its affiliates are personally liable for the return of capital contributions of any Member.

The Company must indemnify the Manager and each agent of the Manager for any loss or damage arising out of its activities on behalf of the Company or in furtherance of the Company’s interests, without relieving the Manager and its agents of liability for a breach of the Manager’s fiduciary duties. A successful indemnification of the Manager or any litigation that may arise in connection with its indemnification could deplete the assets of the Company, thereby reducing funds available to pay the Units.  Furthermore, if funds are not available from third parties, and the Manager determines in its sole discretion that cash flows from operations are insufficient to satisfy payment of the indemnification obligations of the Company and pay Preferred Returns, or that providing funds would otherwise not be in the best interests of the Company (for example, the Operating Agreement does not require the Manager to cause the Company to liquidate any investments before such time as the Manager determines it advisable), the Manager may require the Members to make further capital contributions to satisfy all or any portion of the indemnification obligations of the Company, whether such obligations arise before or after the last day of the term of the Company or before or after such Member’s withdrawal from the Company.  Notwithstanding the foregoing, (i) no Member shall be obligated to make additional capital contributions in an aggregate amount in excess of 10% of the aggregate payments of net cash flow from operations received by the Member from the Company within the last three years; (ii) no Member shall be obligated to make additional capital contributions after the third year following the redemption of all of their Units; and (iii) no amounts contributed by the Members shall be used in a manner that would result in a violation of any rules or regulations pertaining to “plan assets” under ERISA.

To the extent that the indemnification provisions permit indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

ITEM 4 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table presents information regarding the Company’s Equity Program investors as of December 31, 2024 by:

•	our Manager;

•	each of our Manager’s Managing Directors;

•	each equity owner known by us to beneficially hold 10% or more of the Company’s equity interests; and

•	all of our Manager’s Managing Directors as a group.

39

Beneficial ownership is generally determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 9755 SW Barnes Road, Suite 420, Portland, OR 97225.

Name	Number of Class A Units	Percent of Class (1)	Number of Class B Units	Percent of Class (2)	Number of Class C Units	Percent Of Class (3)	Number of Class D Units	Percent of Class(4)
Manager:
Iron Bridge Management Group, LLC	0	0%	0	0%	0	0%	0	0%
Managing Director of Manager:
Gerard Stascausky	4,856,345	92.4%	1,828,922	8.9%	0	0%	0	0%
TOTAL	4,856,345	92.4%	1,828,922	8.9%	0	0%	0	0%
Other holders of 10% or more of the Company’s equity interests:
Sarah Gragg Stascausky(5)	0	0%	4,906,512	24.0%	416,783	1.5%	0	0%
Susanne Baumann Trust (6)	0	0%	2,395,084	11.7%	2,461,095	9.1%	0	0%
Howard Bubb	0	0%	2,320,887	11.3%	2,293,802	8.5%	0	0%

____________

(1)	Percentages are based on 5,254,850 Class A Units of Equity Program interests outstanding as of December 31 2024.
(2)	Percentages are based on 20,454,473 Class B Units of Equity Program interests outstanding as of December 31 2024.
(3)	Percentages are based on 27,109,476 Class C Units of Equity Program interests outstanding as of December 31 2024.
(4)	Percentages are based on 13,491,223 Class D Units of Equity Program interests outstanding as of December 31 2024.
(5)	Sarah Gragg Stascausky was a Managing Director of the Manager until March 15, 2024, at which time she resigned such position and her Class A Units were exchanged for Class B Units.
(6)	Susanne Baumann exercises voting and dispositive authority over all securities held by the Susanne Baumann Trust.

At any meeting of Members, each Member has one vote for each Unit held by such Member. Unless a greater vote is required by the Oregon Limited Liability Company Act, as amended from time to time, or the Operating Agreement, any action approved by Members with more than one-half of the issued and outstanding Units of all Members is the act of the Members.

40

ITEM 5 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than the Manager’s relationship to the Company as Manager, the beneficial ownership of units of the Company by the Manager’s Managing Director, and the S.G. Stascausky Exchange as described above, the Company has not engaged in, nor currently proposes to engage in, any transaction in which any of the Manager, any affiliates of the Manager (including Gerard Stascausky), any other person holding more than a 10% interest in the Company, or any immediate family member of such persons, had or is to have a direct or indirect material interest during the Company’s last two completed fiscal years or the current fiscal year.  With respect to the Manager’s relationship to the Company as Manager, as discussed above under “Management Fees”, one our largest expenses are management fees paid to the Manager. During the years ended December 31, 2024 and 2023, the Manager received $3,880,375 and $3,589,213 in fees, respectively.

CONFLICTS OF INTEREST

The following describes some of the important areas in which the interests of the Manager may conflict with those of the Company.

Manager’s Affiliation with Other Companies

The Manager’s primary business activity during the life of the Company will be the management of the Company. However, the Manager may be affiliated with other investment entities and not manage the Company as its sole and exclusive business function. In the future, the Manager may act as a manager to other affiliated entities in similar capacities, potentially diluting the Manager’s focus on the Company. The Manager may have conflicts of interest in allocating management time, services and functions between various existing entities and any future mortgage lending entities that it may organize.

The Manager and its affiliates and principals may be the owner or manager of other entities that have investment objectives that are similar to those of the Company, potentially creating a conflict of interest. The Operating Agreement expressly provides that neither the Manager nor any owner of the Manager will be obligated to present to the Company any particular investment opportunity that comes to its attention, even if such opportunity is of a character that might be suitable for purchasing by the Company.

The member of the Manager, Gerard Stascausky, invests in real estate for his own accounts, and expects to continue to invest in real estate for his own accounts, including investment in other business ventures, public or private limited partnerships or limited liability companies, and neither the Company or any Equity Program investor, or is entitled to an interest therein.

Conflict with Related Programs

The Company will not loan money to any entity in which the Manager has a direct financial interest. However, the Manager and its affiliates may cause the Company to join with other entities organized by the Manager for similar or related purposes as partners, joint ventures or co-owners under some form of ownership in certain loans, or in the ownership of repossessed real property. Such arrangements would be formed because the Manager believed such arrangement is in the best interest of the Company. For example, bank loan covenants applied to the Company’s portfolio of loans may allow the Manager to form a separate entity to purchase from the Company any loan that is delinquent, increasing the borrowing capacity available through Bank Borrowings. Such covenants are designed to protect investor interests; however, the interests of the Company and those of such other entities may conflict, and the Manager controlling or influencing all such entities may not be able to resolve such conflicts in a manner that serves the best interests of the Company. As of and prior to the date of this Form 1-K, no such conflicts existed.

Lack of Independent Legal Representation

The Company has not been represented by independent legal counsel to date. The use of the Manager’s counsel in the preparation of this document and the organization of the Company may result in a lack of independent review. Investors should consult their own legal counsel with respect to an investment in Units.

41

Management Fees

The Manager will act as loan servicer for the compensation described in this document. Loan servicing firms not affiliated with the Manager might provide comparable services on terms more favorable to the Company.

The Manager has reserved the right to retain the services of other firms, in addition to, or in lieu of, the Manager, to perform the loan origination, loan servicing and other activities in connection with the Company’s loan portfolio, when such services are deemed by the Manager to be in the best interest of the Company. Any such other firms may also be affiliated with the Manager. For example, it may become possible for the Manager or an affiliated company of the Manager to provide hazard and liability coverage to Portfolio Borrowers on better terms than those available to Portfolio Borrowers purchasing similar insurance coverage individually. As of and prior to the date of this Form 1-K, no such services were being performed by Manager affiliated companies.

The Company has also issued to employees of the Manager Class A Units of the Company.  The terms of the Class A Units were not determined through arms-length negotiation. The structure of the Class A Units may provide an incentive to the Manager to seek out higher risk opportunities to earn returns greater than the Preferred Return.

ITEM 6 OTHER INFORMATION

N/A

42

ITEM 7 FINANCIAL STATEMENTS

IRON BRIDGE MORTGAGE FUND, LLC

AND SUBSIDIARY

Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

With Independent Auditor’s Report

43

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

DECEMBER 31, 2024 AND 2023

Page 1	perkinsaccounting.com

Main Office 1211 SW 5th Ave, Suite 1000 Portland, OR 97204 503 221 0336	Washington Office 805 Broadway, Suite 405 Vancouver, WA 98660 360 397 0097

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Iron Bridge Mortgage Fund, LLC

Opinion

We have audited the consolidated financial statements of Iron Bridge Mortgage Fund, LLC and Subsidiary (“the Fund”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Fund as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

Page 2	perkinsaccounting.com

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Portland, OR

March 14, 2025

(Except for the disclosure in the Liquidity, capital withdrawals and early withdrawals paragraph in Note 3 as to which the date is April 16, 2025)

Page 3	perkinsaccounting.com

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS

Cash and cash equivalents	$10,000	$310,960
Mortgage interest receivable	1,049,181	961,690
Mortgage loans receivable, net	123,449,068	126,945,760
Real estate held for sale, net	2,514,438	2,167,535
Other assets	22,609	165,661

Total assets	$127,045,296	$130,551,606

LIABILITIES AND MEMBERS' EQUITY

Liabilities
Accounts payable and other accrued liabilities	$158,397	$64,930
Servicer fees payable	324,922	332,130
Interest payable	165,889	297,954
Line of credit, net	58,935,982	51,969,317
Interest reserve holdbacks	1,150,084	1,262,223

Total liabilities	60,735,274	53,926,554

Members' equity	66,310,022	76,625,052

Total liabilities and members' equity	$127,045,296	$130,551,606

The accompanying notes are an integral part of these consolidated financial statements.

Page 4	perkinsaccounting.com

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

REVENUES
Mortgage interest income	$14,871,066	$13,576,624
Other income	94,968	-
	14,966,034	13,576,624

OPERATING EXPENSES
Interest expense	4,329,181	3,028,028
Servicer fees	3,880,375	3,589,213
Provision for losses on loans and real estate held for sale	184,267	161,759
Professional fees	675,849	300,304
Real estate holding costs	22,945	33,103
Other	232,087	138,824
Total operating expenses	9,324,704	7,251,231

NET INCOME	$5,641,330	$6,325,393

The accompanying notes are an integral part of these consolidated financial statements.

Page 5	perkinsaccounting.com

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Class A	Class B	Class C	Class D	Total

BALANCE, JANUARY 1, 2023	$6,187,677	$21,202,112	$31,436,270	$2,689,506	$61,515,565

Notes payable and accrued interest -
senior notes, converted to members'
equity (Note 6)	-	-	100,000	21,155,179	21,255,179

Members' contributions	1,842,676	4,277,766	2,653,042	6,296,868	15,070,352

Members' withdrawals	(1,500,354)	(6,248,743)	(8,447,422)	(11,344,918)	(27,541,437)

Transfers between member classes	-	(769,601)	1,174,958	(405,357)	-

Net income	1,500,354	1,841,394	1,826,407	1,157,238	6,325,393

BALANCE, DECEMBER 31, 2023	8,030,353	20,302,928	28,743,255	19,548,516	76,625,052

Members' contributions	1,413,857	5,287,692	3,788,120	2,238,833	12,728,502

Members' withdrawals	(1,330,730)	(10,041,576)	(9,032,688)	(8,279,868)	(28,684,862)

Transfers between member classes	(3,988,359)	2,932,580	1,903,938	(848,159)	-

Net income	1,129,730	1,972,845	1,706,854	831,901	5,641,330

BALANCE, DECEMBER 31, 2024	$5,254,851	$20,454,469	$27,109,479	$13,491,223	$66,310,022

The accompanying notes are an integral part of these consolidated financial statements.

Page 6	perkinsaccounting.com

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,641,330	$6,325,393
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for losses on loans and real estate held for sale	184,267	161,759
Amortization of deferred loan origination fees	(2,255,541)	(2,090,419)
Amortization of line of credit origination fees	166,609	194,077
Change in operating assets and liabilities:
Mortgage interest receivable	(169,631)	(165,739)
Other assets	143,052	(7,173)
Accounts payable and other accrued liabilities	93,467	(89,718)
Servicer fees payable	(7,208)	34,743
Interest payable	(132,065)	159,821
Net cash provided by operating activities	3,664,280	4,522,744

CASH FLOWS FROM INVESTING ACTIVITIES
Loans funded	(194,954,366)	(202,146,120)
Principal collected on loans	199,506,189	180,046,886
Improvement costs on real estate held for sale	(93,657)	(35,156)
Proceeds from sales of real estate held for sale	732,897	683,152
Net cash provided by (used in) investing activities	5,191,063	(21,451,238)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on notes payable - senior notes	-	(125,000)
Additional loan fees incurred	(158,490)	(169,414)
Net borrowings on line of credit	6,958,547	29,994,953
Members' contributions	7,087,172	8,744,959
Members' withdrawals	(23,043,532)	(21,216,044)
Net cash (used in) provided by financing activities	(9,156,303)	17,229,454

Net (decrease) increase in cash and cash equivalents	(300,960)	300,960
Cash and cash equivalents, at beginning of year	310,960	10,000
Cash and cash equivalents, at end of year	$10,000	$310,960

The accompanying notes are an integral part of these consolidated financial statements.

Page 7	perkinsaccounting.com

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$4,294,638	$2,751,553

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS
Mortgage loan receivable converted to real estate held for sale	$1,071,040	$565,330
Mortgage interest receivable converted to real estate held for sale	$82,140	$60,290
Proceeds from sale of real estate applied to cross collateralized mortgage loan receivable	$-	$57,532
Capitalized loan origination fees	$2,169,604	$2,397,948
Interest reserve holdbacks	$112,139	$374,769
Distributed earnings reinvested as members' equity	$5,641,330	$6,325,393
Senior notes payable converted to members' equity	$-	$21,177,756
Interest payable converted to members' equity	$-	$77,423

The accompanying notes are an integral part of these consolidated financial statements.

Page 8	perkinsaccounting.com

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

1. ORGANIZATION

Iron Bridge Mortgage Fund, LLC (“IBMF”) is an Oregon limited liability company and is the sole member of Iron Bridge Mortgage Fund 2 LLC (“IBMF 2”) (together, the “Fund”).

IBMF was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be wholly secured by real or personal property throughout the United States. IBMF is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”). IBMF receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. IBMF’s financial position and results of operations would likely be different absent this relationship with the Manager.

IBMF 2 was organized in September 2024 to facilitate the sale of mortgage loans. In 2024, there was no activity in IBMF 2.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements are presented on the accrual basis and include the accounts of IBMF and its wholly owned subsidiary, IBMF 2.

Management estimates and related risks

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management's best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience significant declines, the resulting collateral values of the Fund's loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund's actual loan losses and proceeds from the sales of real estate held could differ significantly from management's current estimates.

Page 9	perkinsaccounting.com

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan's effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired, and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued guidance (“FASB ASC 326”) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the consolidated financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Fund that are subject to the guidance in FASB ASC 326 were mortgage loans receivable. The Fund adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the consolidated financial statements and primarily resulted in new/enhanced disclosures only.

Mortgage loans receivable are stated at their estimated collectible amounts and comprise amounts billed and currently due from borrowers. The Fund extends credit to borrowers in the normal course of business. Collections from borrowers are continuously monitored and an allowance for loan losses is maintained based on historical experience adjusted for current conditions and reasonable forecasts, taking into account geographical and industry-specific economic factors. The Fund also considers any specific customer collection issues. Since the Fund’s loans are largely similar in that they are collateralized by real estate, the Fund evaluates its allowance for credit losses as one portfolio segment. At origination, the Fund evaluates credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit ratings, probabilities of default, industry trends and other internal metrics. On a continuing basis, data for each major customer is regularly reviewed based on past-due status to evaluate the adequacy of the allowance for credit losses; actual write-offs are charged against the allowance. Because all loans are considered short-term in nature (12 months or less), collateral values are generally evaluated only at inception of the loan. Loans are considered non-performing or non-accruing after being non-current for 30 days. Non-performing and non-accruing loans totaled approximately $974,000 and $823,000 at December 31, 2024 and 2023, respectively, and were collateralized by residential real estate.

Page 10	perkinsaccounting.com

When accrued interest is reversed or charged-off in a timely manner the FASB ASC 326 provides a practical expedient to exclude accrued interest from the allowance for credit loss measurement. Management considers nonaccrual and charge-off policies to be timely for all loans and considers the length of time before nonaccrual/charge-off and the use of appropriate other triggering events for nonaccrual and charge-offs in making this determination.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell. If the future undiscounted cash flows of real estate held for sale exceed the carrying value, the asset value is recaptured to the estimated fair value, not to exceed the original basis in the property after reversion. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded through a valuation allowance. At December 31, 2024 and December 31, 2023, the provision for losses on real estate held for sale totaled $150,000 and $0, respectively, and is included in real estate held for sale, net in the accompanying consolidated balance sheets.

Deferred loan origination fees

The Fund capitalizes loan origination fees and recognizes the fees as an adjustment to the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $679,342 at December 31, 2024 and $763,998 at December 31, 2023 have been included in mortgage loans receivable, net, on the accompanying consolidated balance sheets. Deferred loan origination fees of $2,255,541 and $2,090,419 were recorded to interest income during the years ended December 31, 2024 and 2023, respectively.

Interest Reserve Holdbacks

Upon issuance, some loans have interest reserve holdbacks which are used to fund the borrower’s interest payments over the term of the loan. Interest reserve holdbacks reduce the total amount of funds available for the borrower to draw and are recognized as interest income each month on a straight-line basis. Interest reserve holdbacks of $1,150,084 and $1,262,223 at December 31, 2024 and 2023, respectively, are included in interest reserve holdbacks, on the accompanying consolidated balance sheets.

Page 11	perkinsaccounting.com

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized to interest expense using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the consolidated balance sheet as a direct deduction from the carrying amount of the line of credit.

Income taxes

During 2022, the Fund elected to be treated as a corporation taxed as real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with its taxable year ended December 31, 2022. Accordingly, the Fund is not required to pay U.S. federal income taxes on the income generated by the Fund as it receives a dividend paid deduction for distributions to members of the Fund that generally offsets its income and gains. The Fund is required to be in compliance with certain REIT rules as defined by the Internal Revenue Service Code. As of December 31, 2024 and 2023, the Fund was in compliance with the REIT rules.

The Fund has evaluated its current tax positions and has concluded that as of December 31, 2024, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Reclassifications

Certain reclassifications have been made to the 2023 consolidated financial statements in order to conform with the 2024 presentation.

Additionally, as of December 31, 2024, interest reserve holdbacks are presented as a liability instead of an offset to mortgage loans receivable. Management does not consider this presentation to be a material departure from GAAP. Accordingly, an immaterial reclassification for this item was made to the 2023 consolidated financial statements to conform with the current year presentation.

3.    FUND PROVISIONS

The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund’s business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least 75% of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Page 12	perkinsaccounting.com

Capitalization

The Fund’s operating agreement provides for four classes of equity membership interests consisting of Class A, Class B, Class C and Class D Units. The Class A Units were issued to employees of the Manager and/or their tax-advantaged accounts. The provisions of the classes of units are described below.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 9% (Class B Equity), 6% (Class C Equity), or 5% (Class D Equity) per annum non-guaranteed priority return (“Priority Return”) on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 10% to the Fund's members, including the Manager to the extent it holds memberships interests, and 90% to Class A Equity.

Distributions from sale or refinance

Upon sale or refinance, net cash flow will be distributed to members at the discretion of the Manager based on the terms and provisions of the operating agreement.

Reinvestment

Members have the option to compound their proportionate share of the Fund's monthly earnings.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund, and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may request the redemption of its investment and receive the lesser of the net asset value per unit as of the last day of the previous month or then current offering price, provided that the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units. The Fund will use its best efforts to honor redemption requests in 60 days subject to, among other things, the Fund's then cash flow, financial condition, compliance with regulatory and other limitations described in the Company’s operating agreement, such as ERISA and “publicly traded partnership” thresholds, and prospective loans. Furthermore, redemptions are limited to 5% of the Fund’s net asset value each quarter, subject to limited increase in certain circumstances, but not to exceed 20% in any 12-month period.

Page 13	perkinsaccounting.com

4. MORTGAGE LOANS RECEIVABLE, NET

Mortgage loans receivable, net, consisted of the following at December 31, 2024 and 2023:

	2024	2023

Outstanding mortgage loans receivable	$126,111,912	$129,676,027
Unamortized deferred loan origination fees	(679,342)	(763,998)
Allowance for loan losses	(1,983,502)	(1,966,269)
Mortgage loans receivable, net	$123,449,068	$126,945,760

5. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses was as follows for the years ended December 31, 2024 and 2023:

	2024	2023

Beginning balance	$1,966,269	$1,910,685
Provision for loan losses	34,267	161,759
Write-offs	(17,034)	(106,175)
Ending balance	$1,983,502	$1,966,269

Allocation of the allowance for loan losses by collateral type as of December 31, 2024 and 2023 consisted of the following (allocation of allowance is not an indication of expected future use):

	2024	2023

Single family residential (1 - 4 units)	$1,844,264	$1,743,298
Land/Construction	139,238	220,007
Multi-family residential (5 or more units)	-	2,964
Total	$1,983,502	$1,966,269

6. NOTES PAYABLE – SENIOR NOTES

On March 1, 2018, the Fund commenced a private debt offering of Senior Secured Demand Notes. The offering was qualified by the Security and Exchange Commission in February 2018. Effective January 1, 2023, the Senior Secured Demand Notes were terminated. Upon termination, the outstanding principal and accrued interest balances of the Senior Secured Demand Notes were repaid or converted to Class C and Class D units, in accordance with the directions of the Senior Secured Demand Notes holders.

Page 14	perkinsaccounting.com

7. LINE OF CREDIT, NET

The Fund has available a line of credit of up to $80,000,000 with Umpqua Bank (“the Bank”), payable in monthly interest only payments through May 5, 2026, at which time all outstanding principal and interest is due. The line of credit includes an option to extend the maturity date by six months if certain provisions are met. Amounts borrowed under the line of credit bear interest at the greater of 4.00% or the Secured Overnight Borrowing Rate (“SOFR”) plus 2.80%, not to exceed the temporary ceiling in effect from January 5, 2023 to January 4, 2025 of the greater of 7.00% or SOFR plus 2.30%. The interest rate at December 31, 2024 and 2023 was 7.00% and 7.64%, respectively. The line of credit is subject to a borrowing base and is secured by substantially all of the Fund’s assets.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at December 31, 2024 and 2023.

Line of credit, net, consisted of the following at December 31, 2024 and 2023:

	2024	2023
Line of credit	$58,987,609	$52,029,064
Line of credit unamortized origination fees	(51,627)	(59,747)
Line of credit, net	$58,935,982	$51,969,317

8. RELATED PARTY TRANSACTIONS

Servicing fees

Under the terms of the third amended and restated operating agreement, servicing fees of 0.25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. Servicing fees earned by the Manager amounted to $3,880,375 for the year ended December 31, 2024, and $3,589,213 for the year ended December 31, 2023. Servicing fees payable to the Manager amounted to $324,922 as of December 31, 2024, and $332,130 as of December 31, 2023.

Operating expenses

For the years ended December 31, 2024 and 2023, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund's consolidated statements of income and changes in members' equity. These operating expenses were de minimis.

Other transactions

During 2024, one member of the Manager redeemed their interest in the Manager, leaving one remaining member in the Manager. During 2024, the member of the Manager incurred contributions and distributions to and from the Fund totaling $1,573,417 and $3,153,760, respectively.

At December 31, 2023, the members of the Manager were also a members of the Fund. During 2023, the members of the Manager incurred contributions and distributions to and from the Fund totaling $2,598,959 and $2,824,160, respectively.

Page 15	perkinsaccounting.com

9. LOAN CONCENTRATIONS AND CHARACTERISTICS

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2024, there were 244 secured loans outstanding with 128 borrowers with the following characteristics:

Total secured loans outstanding	$126,111,912
Average secured loan outstanding	$516,582
Average secured loan as percent of total secured loans	0.41%
Average secured loan as percent of members' equity	0.78%
Largest secured loan outstanding	$2,430,735
Largest secured loan as percent of total secured loans	1.93%
Largest secured loan as percent of members' equity	3.67%
Number of secured loans over 90 days past due, still accruing interest	-
Approximate investment in secured loans over 90 days past due, still accruing interest	$-
Number of secured loans in foreclosure	-
Approximate principal of secured loans in foreclosure	$-
Number of secured loans on non-accrual status	1
Approximate investment in secured loans on non-accrual status	$127,402
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Number of secured loans over 90 days past maturity	1
Approximate principal of secured loans over 90 days past maturity	$127,402
Number of states where security is located	13

At December 31, 2024, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2024:

State	Loan Balance	Percentage

California	$90,275,697	72.00%
Other **	35,836,215	28.00%
Totals	$126,111,912	100.00%

** None of the states included in the “Other” categories above include loan concentrations greater than 10%.

Loans by type of property

Single family residential (1 – 4 units)	$117,259,073
Land/Construction	8,852,839
Multi-family residential (5 or more units)	-
$126,111,912

Page 16	perkinsaccounting.com

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at December 31, 2024:

Current (0 to 30 days)	$125,137,885
31 to 90 days	846,625
91 days and greater	127,402
$126,111,912

At December 31, 2024, all of the Fund’s loans carry a term of six to 12 months; therefore, the entire current loan balance of $125,137,885 is scheduled to mature in 2025. The scheduled maturities for 2025 include four loans totaling approximately $2,759,496 with maturity dates of December 31, 2024.

At December 31, 2023, there were 295 secured loans outstanding with 165 borrowers with the following characteristics:

Total secured loans outstanding	$129,676,027
Average secured loan outstanding	$439,580
Average secured loan as percent of total secured loans	0.34%
Average secured loan as percent of members' equity	0.57%
Largest secured loan outstanding	$2,900,191
Largest secured loan as percent of total secured loans	2.24%
Largest secured loan as percent of members' equity	3.78%
Number of secured loans over 90 days past due, still accruing interest	-
Approximate investment in secured loans over 90 days past due, still accruing interest	$-
Number of secured loans in foreclosure	2
Approximate principal of secured loans in foreclosure	$695,805
Number of secured loans on non-accrual status	3
Approximate investment in secured loans on non-accrual status	$822,889
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Number of secured loans over 90 days past maturity	3
Approximate principal of secured loans over 90 days past maturity	$822,889
Number of states where security is located	15

At December 31, 2023, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2023:

State	Loan Balance	Percentage

California	$81,278,586	62.70%
Oregon	15,310,559	11.80%
Other **	33,086,882	25.50%
Totals	$129,676,027	100.00%

** None of the states included in the “Other” categories above include loan concentrations greater than 10%.

Page 17	perkinsaccounting.com

Loans by type of property

Single family residential (1 – 4 units)	$114,971,006
Land/Construction	14,509,521
Multi-family residential (5 or more units)	195,500
$129,676,027

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at December 31, 2023:

Current (0 to 30 days)	$128,853,138
31 to 90 days	-
91 days and greater	822,889
$129,676,027

At December 31, 2023, all of the Fund’s loans carry a term of six to 12 months; therefore, the entire current loan balance of $128,853,138 was scheduled to mature in 2024. The scheduled maturities for 2024 include six loans totaling approximately $1,289,233 with maturity dates of December 31, 2023.

It is the Fund's experience that oftentimes mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulations for 2024 and 2023 are not a forecast of future cash collections.

10. REAL ESTATE HELD FOR SALE, NET

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the years ended December 31:

	2024	2023
Beginning balance	$2,167,535	$2,132,379
Costs of real estate acquired through or in lieu of foreclosure	1,153,180	625,620
Improvement costs	93,657	35,156
Sales of real estate	(749,934)	(625,620)
Provision for losses on real estate held for sale	(150,000)	-
Ending balance	$2,514,438	$2,167,535

At December 31, 2024 the real estate held for sale properties included one single family residential property in Alameda County, California and one single family residential property in San Luis Obispo County, California and at December 31, 2023, the real estate held for sale properties included one single family residential property in Alameda County, California.

Page 18	perkinsaccounting.com

11. COMMITMENTS AND CONTINGENCIES

Construction loans

At December 31, 2024, the Fund had 88 approved construction loans receivable with a total borrowing limit of approximately $17,322,000. Of these loans, 62 have undisbursed construction funds, totaling approximately $6,134,000 which the Fund reasonably expects to fund during 2025.

At December 31, 2023, the Fund had 136 approved construction loans receivable with a total borrowing limit of approximately $27,762,000. Of these loans, 103 have undisbursed construction funds, totaling approximately $12,226,000 which the Fund reasonably expects to fund during 2024.

Disbursements are made at various completed phases of the construction project. Undistributed amounts will be remitted from the Fund using a combination of line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

12. SUBSEQUENT EVENTS

The Fund has evaluated subsequent events through March 14, 2025, the date the consolidated financial statements were available to be issued.

Subsequent to year end, the line of credit with Umpqua Bank was amended to allow for a sub-loan, which includes an additional $10,000,000 revolving line of credit for IBMF2. The sub-loan is subject to the overarching provisions of the line of credit as outlined in Note 7.

Page 19	perkinsaccounting.com

ITEM 8 EXHIBITS

Exhibit No.	Description

2.1

Articles of Organization of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.1 to Iron Bridge Mortgage, LLC Regulation A Offering Statement for the Senior Secured Demand Notes on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777))

2.2

Third Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on July 29, 2022 (File No. 24R-00149))

2.3

First Amendment to the Third Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended (Incorporated by reference to Exhibit 2.3 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

4.1

Form of Class D Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.1 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

4.2

Form of Class C Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.2 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

4.3

Form of Class B Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.3 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

4.4

Form of Class A Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.4 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

6.1

Business Loan and Security Agreement (Revolving Line of Credit), dated effective May 7, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

6.2

First Amendment to Loan Documents, dated August 10, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement for the Senior Secured Demand Notes on Form 1-A as filed with the Securities and Exchange Commission on August 31, 2021 (File No. 024-11462))

6.3

Second Amendment to Loan Documents, dated January 28, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on February 3, 2022 (File No. 24R-00149))

6.4

Third Amendment to Loan Documents, dated June 8, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.4 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 1 to Regulation A Offering Statement for the Senior Secured Demand Notes on Form 1-A as filed with the Securities and Exchange Commission on August 2, 2022 (File No. 024-11462))

6.5

Fourth Amendment to Loan Documents, dated February 16, 2023, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.5 to Iron Bridge Mortgage, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on September 28, 2023 (File No. 24R-00149))

6.6

Fifth Amendment to Loan Documents, dated June 29, 2023, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.6 to Iron Bridge Mortgage, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on September 28, 2023 (File No. 24R-00149))

6.7

Sixth Amendment to Loan Documents, dated January 5, 2024, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.7 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 15, 2024 (File No. 024-11984))

6.8

Seventh Amendment to Loan Documents, dated July 2, 2024, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.8 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 15, 2024 (File No. 024-11984))

6.9

Eighth Amendment to Loan Documents, dated January 5, 2025, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.9 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on January 27, 2025 (File No. 024-11984))

6.10*	Ninth Amendment to Loan Documents, dated March 3, 2025, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank

6.11

Promissory Note, dated effective May 7, 2021, issued by Iron Bridge Mortgage Fund, LLC in favor of Umpqua Bank (Incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

______

*Filed herewith

44

SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Chief Executive Officer
Date:	April 21, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title

/s/ Gerard Stascausky	Chief Executive Officer of Iron Bridge Mortgage Fund, LLC
Gerard Stascausky	Managing Director of Iron Bridge Management Group, LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

45